AS FILED PURSUANT TO RULE 424(b)(4)

UNDER THE SECURITIES ACT OF 1933

REGISTRATION NO. 333-112385

AND REGISTRATION NO. 333-115011

PROSPECTUS

5,126,381 Shares

Common Stock

We are a financial holding company and own and operate Millennium Bank, N.A., headquartered in Reston, Virginia. We have four banking offices in Fairfax County, Virginia and two in the Richmond, Virginia area. In addition, we have a loan production office in Warrenton, Virginia and intend to open a seventh banking office there in 2004.

We are offering 5,126,381 shares of our common stock. Of these shares, we are selling 1,051,420 shares to holders of our common stock warrants that we issued to our original investors in a private placement in 1999. The warrant holders had the right to purchase up to 1,653,280 shares of common stock. The purchase price per share for warrant holders who exercised their warrants is $5.00 per share. The right to exercise a warrant expired at 5:00 p.m. Eastern Daylight Time on April 26, 2004.

We are offering the shares in this public offering, including the 601,860 shares not purchased by the warrant holders, on a best efforts basis with McKinnon & Company, Inc. as the underwriter. Because the public offering is a best efforts offering, we will not require the underwriter to sell any minimum number or dollar amount of shares, but the underwriter will use its best efforts to sell the shares offered. Neither the offering to warrant holders nor the public offering is contingent upon the occurrence of any event or the sale of a minimum or maximum number of shares.

Our common stock is traded on the Nasdaq SmallCap Market under the symbol “MBVA.” On April 28, 2004, the closing price for our common stock was $7.07.

Investing in our common stock involves risks. You should read the “ Risk Factors” section beginning on page 10 before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of the common stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

In addition, shares of our common stock are not deposit accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Underwriter’s Commission	Proceeds to Us Before Expenses

Per Share	$6.50	$0.39	$6.11

Total(1)	$26,487,246.50	$1,589,234.79	$24,898,011.71

(1)	Amounts exclude the sale of 1,051,420 shares offered in our offering to warrant holders. In our offering to warrant holders, we sold the 1,051,420 shares at $5.00 per share for a total of $5,257,100. We are redeeming 300,930 outstanding warrants that were not exercised for $2.50 each for a total cost of $752,325, and are paying an advisory fee of $60,000 to the underwriter, not reflected in the underwriter’s commission.

McKinnon & Company, Inc. expects to deliver the shares on or about May 4, 2004, subject to customary closing conditions.

McKinnon & Company, Inc.

The date of this prospectus is April 28, 2004.

Maryland
Washington DC
Great Falls
Herndon
Reston
Washington Dulles International Airport
Tysons Corner
Vienna
Falls Church
Arlington
Fairfax
Alexandria
Potomac River
Warrenton
Virginia
7
28
270
95
1
495
50
15
17
66
395
Richmond
Richmond International Airport
Hopewell
Colonial Heights
Petersburg
64
360
295
85

★ Main Office
● Branch Office
■ Loan Production Office (Future Branch)

Millennium Bankshares CORPORATION

ABOUT THIS PROSPECTUS

You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

In this prospectus, we frequently use the terms “we” and “Millennium” to refer to Millennium Bankshares Corporation, Millennium Bank and other subsidiaries, which we own. To understand the offering fully and for a more complete description of the offering you should read this entire document carefully, including particularly the “Risk Factors” section beginning on page 10.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that may be important to you. Therefore, you should read this entire prospectus carefully before making a decision to invest in our common stock, including the risks of purchasing common stock discussed under the “Risk Factors” section and our financial statements and related notes.

We have adjusted all share amounts and per share data relating to our common stock in this prospectus to reflect a two-for-one stock split of our common stock in October 2001.

Our Company

General

Millennium Bankshares Corporation is a financial holding company headquartered in Reston, Virginia. We opened April 1999 and conduct virtually all of our business through Millennium Bank, N.A., which we own. At December 31, 2003, we had total assets of $313.4 million, net loans of $215.0 million, deposits of $272.1 million and stockholders’ equity of $15.9 million.

Millennium Bank is a nationally chartered community bank with six banking offices – two in Reston, Virginia and one each in Herndon, Great Falls, Colonial Heights and Richmond, Virginia. We have one loan production office in Warrenton, Virginia and are currently planning for a new branch to be opened in 2004 in Warrenton. Millennium Capital, Inc., a subsidiary of Millennium Bank, is a mortgage company with a varied array of products, which it sells in the secondary market.

In 2002 we had a loss of $3.4 million. The loss was caused by a large ($3.3 million) provision for loan loss, a $1.5 million charge for the write-off of a failed mortgage banking joint venture, legal fees related to litigation over the same mortgage banking joint venture and general losses in our mortgage banking related operations. In addition, expenses of opening three new bank branch offices in the second half of 2002 contributed to the loss.

The 2002 loss, we believe, was related to rapid growth and a staff that was not equipped to manage that growth profitably. In an examination of Millennium Bank in mid-2002 the Office of the Comptroller of the Currency identified a number of weaknesses, some of which contributed to our losses. As a result of the examination, Millennium Bank signed a memorandum of understanding with the Comptroller in which Millennium Bank agreed to make improvements in internal controls, policies and procedures, oversight by the board of directors of the audit, asset/liability management, loan review, budgeting and profitability tracking functions, transactions with insiders, and the offering of additional products and services. In addition, asset growth is limited to 15% per year unless the OCC allows us to grow faster.

While the memorandum of understanding has not materially restricted our operations, it has required a significant effort from our management and directors and it has led to improved operations and controls in several areas. See “Government Supervision and Regulation – Office of the Comptroller of the Currency Memorandum of Understanding” for more information on the memorandum of understanding.

Since mid-2002, we have revamped much of our senior management team. In August 2002, we hired Janet A. Valentine as our chief financial officer and Anita L. Shull as our chief operating officer. Ms. Valentine is a certified public accountant and the former chief financial officer of several community banks in our market area and has 31 years of experience in the banking industry. Ms. Shull, also a certified public accountant, formerly was the chief financial officer of Marshall National Bank and Trust and has 19 years of banking experience.

In addition, in July 2002, we hired Nathan S. Jones, III and John M. Wiatt, Jr., both former officers of banks in the Richmond, Virginia area, to head our branch offices in Colonial Heights and Richmond, respectively. Mr. Jones was the president and chief executive officer of Community Bankshares Incorporated, which had 12 offices in central Virginia until it was acquired by SouthTrust Corporation in 2001. Mr. Wiatt had been an officer for over 40 years for three banks in the Richmond area, including serving as president of Commerce Bank. Jerry Medlock, who has 23 years of experience in the banking industry, joined us as our chief lending officer in March 2003. We hired James O’Brien as president of Millennium Capital in November 2003 when we shifted the emphasis of that company from internet mortgage lending to more traditional mortgage banking. Mr. O’Brien has 25 years of experience in the mortgage banking area. We also hired Paul Glenn, a lawyer with 17 years of bank regulatory experience, as our compliance officer in December 2003.

In 2003, we began to see the positive results of better internal controls, cost saving measures and systems providing better information on which to base important decisions. Our net income for the year ended December 31, 2003 was $965,000, compared with a net loss for the year ended December 31, 2002 of $3.4 million. Our earnings per share, on a fully diluted basis, for the 2003 were $0.23, which represented an increase of $1.23 over a loss, on a fully diluted basis, of $1.00 per share for 2002.

Strategy

We have been in operation for just under five years, and an important part of our business is our current and future strategies. Our strategies include the following goals:

•	We will attract customers by providing the financial sophistication and breadth of products of a regional bank while maintaining the quick response and service of a community bank. In our first four years of operations, we have established a diverse product line, including commercial, Small Business Administration, consumer, and mortgage loans. We also have introduced securities brokerage services and insurance.

•	We intend to increase net income and return to shareholders through continued quality loan growth, while controlling the cost of our deposits and non-interest expense.

•	Our diverse array of commercial and Small Business Administration loan products will account for an increasing percentage of our loan portfolio. Mortgage loan production will continue to be important, but we intend to be less dependent on mortgage lending in the future. We are expanding our branch network to increase our core deposits, reduce our dependence on brokered deposits and attract additional small business customers.

•	Commercial lending will be the driving product, together with Small Business Administration loans. The mortgage banking area will continue to shift from internet lending to less risky and traditional mortgage banking.

Our principal executive offices are located at 1601 Washington Plaza, Reston, Virginia 20190, and our telephone number is (703) 464-0100. Our Internet address is www.millenniumbankshares.com. The information contained on our web site is not part of this prospectus.

Recent Developments

On April 27, 2004, we announced our results of operations for the three months ended March 31, 2004. Our net income for the first quarter of 2004 was $211,000, or $0.05 per diluted share, compared to net income of $405,000, or $0.10 per diluted share, for the first quarter of 2003. Earnings primarily reflected a $498,000 decline in gains on loans held for sale and a $351,000 decline in gain on sale of securities. The quarterly per share comparison also reflects a 7.9% increase in average diluted shares outstanding to 4,390,598 as a result of the exercise of 110,040 stock options during the quarter.

Our total assets were $316.6 million at March 31, 2004, an increase of $3.3 million, or 1.0%, over December 31, 2003. Net loans increased $3.8 million to $209.7 million in the first quarter of 2004, and the allowance for loan losses was 1.27% of total loans at period end. Total deposits at the end of the first quarter of 2004 increased to $279.9 million, or 2.9%, over the December 31, 2003 amount. Shareholders’ equity at March 31, 2004 was $16.7 million compared to $15.9 million, or an increase of 5.0%, at December 31, 2003.

The Warrants

In 1999, Millennium issued warrants to original investors who purchased its common stock in a private placement. In the private placement, we sold 826,640 shares of common stock for $10.00 per share and warrants to purchase an additional 826,640 shares of common stock at $10.00 per share. Each warrant is evidenced by a warrant agreement between Millennium and the warrant holder.

Adjustment for stock split

The warrant agreement includes a provision that adjusts the number of shares of our common stock that a warrant holder may purchase and the common stock exercise price if we have a stock split or pay a dividend in additional shares of our common stock. By allowing a warrant holder to purchase additional shares, the adjustments are designed to make sure that a warrant holder’s interests are not prejudiced if we issue additional shares of common stock for no consideration. In addition, the adjustments make sure that the cost of exercising the warrant doesn’t change if the number of shares that may be purchased increases.

In October 2001, we had a two-for-one split of our common stock, which doubled the number of our outstanding shares of common stock. As a result of the stock split, each warrant agreement now gives the warrant holder the right to purchase twice as many common shares. At the same time, the purchase price per common share was reduced from $10.00 to $5.00, so that the total cost of exercising the warrant remains unchanged. If a warrant agreement originally granted the right to purchase 10,000 shares for $10.00 per share (for a total cost of $100,000), it now allows the warrant holder to purchase 20,000 shares for $5.00 per share (for the same total cost of $100,000).

If all warrant holders had exercised their warrants, the maximum number of shares of common stock that we would have issued to them would be 1,653,280 shares at $5.00 per common share.

Redemption of warrants

The warrant agreement also gives us the right to redeem or repurchase a warrant at any time after we file a registration statement for shares of our common stock with the Securities and Exchange Commission and before the registration statement is effective. We filed a registration statement, of which this prospectus is a part, with the Securities and Exchange Commission. We exercised our right to redeem all of the warrants before that registration statement became effective.

Each warrant holder received a redemption notice. The redemption notice provided that each warrant holder had until 5:00 p.m. Eastern Daylight Time on April 26, 2004 to exercise the warrant. If a warrant was not exercised by that time, the warrant holder will receive a cash payment of $2.50, multiplied by the number of shares of common stock originally specified in the warrant agreement. The October 2001 split did not adjust the cost to redeem a warrant, just as it did not adjust the total cost to exercise it. For example, if a warrant agreement originally granted the right to purchase 10,000 shares at $10.00 per share, the redemption price under that warrant agreement would be $25,000.

On April 28, 2004, the closing sales price for our common stock was $7.07 per share, which is 41% above the $5.00 per share exercise price.

Except for shares purchased by our affiliates, shares of common stock purchased upon the exercise of warrants will be freely transferable. See “Description of Capital Stock – Shares Eligible for Future Sale” for information on the restriction to which shares purchased by our affiliates will be subject.

The Offering

Securities Offered	A total of 5,126,381 shares of common stock. Of this amount, we are selling 1,051,420 shares to holders of our common stock warrants. The warrant holders had the right to purchase up to 1,653,280 shares of our common stock. The shares not sold to warrant holders will be offered to the public by McKinnon & Company, Inc., as the underwriter, on a best efforts basis.

Shares Outstanding	As of March 31, 2004, we had 3,645,218 shares of common stock outstanding. Assuming the sale of all 5,126,381 shares in the public offering and the offering to our warrant holders, we would have 8,771,599 shares outstanding upon the completion of the offerings. This number excludes 642,788 shares of common stock issuable upon exercise of outstanding options granted as of March 31, 2004 under our stock option plan. All 826,640 warrants will be eliminated through exercise or redemption at the end of this offering.

Use of Proceeds	We will use the net proceeds from this offering for general corporate purposes and to redeem warrants as necessary. General corporate purposes include using the net proceeds to provide additional equity capital to Millennium Bank to support the growth of our operations.

Nasdaq SmallCap Market Symbol	MBVA

Purchases by Directors	Certain of our directors have indicated that they presently intend to purchase shares by exercising warrants and by purchasing shares in the public offering. It is anticipated that our directors will purchase approximately 210,000 shares by exercising warrants and an additional 5,000 shares in the public offering. However, none of these directors has any obligation to purchase any shares.

SUMMARY FINANCIAL INFORMATION

The following consolidated summary sets forth our selected financial data for the periods and at the dates indicated. The selected financial data have been derived from our audited financial statements for the five years that ended December 31, 2003, 2002, 2001, 2000 and 1999. You also should read the detailed information and the financial statements included elsewhere in this prospectus.

	Year Ended December 31
	2003	2002	2001	2000	1999(2)
	(Dollars in thousands, except per share data)
Income Statement Data
Interest income	$16,865	$16,470	$10,044	$5,330	$853
Interest expense	7,234	8,206	5,341	2,723	232
Net interest income	9,631	8,264	4,703	2,607	621
Provision for loan losses	687	3,253	1,020	305	161
Net interest income after provision	8,944	5,011	3,683	2,302	460
Non-interest income	4,508	3,460	5,396	4,049	481
Non-interest expense	11,990	13,690	7,944	5,808	2,082
Income (loss) before income taxes	1,462	(5,219)	1,135	543	(1,141)
Income taxes	497	(1,773)	195	—	—
Net income	$965	$(3,446)	$940	$543	$(1,141)
Per Share Data
Net income-basic	$0.27	$(1.00)	$0.46	$0.33	$(1.38)
Net income-diluted	0.23	(1.00)	0.38	0.33	(1.38)
Cash dividends declared	—	—	—	—	—
Book value per share	$4.37	$4.39	$5.13	$9.23	$8.46
Balance Sheet Data
Assets	$313,396	$306,341	$205,525	$89,492	$35,871
Loans, net	214,982	239,092	175,080	78,320	22,843
Securities	89,359	54,577	12.582	6,898	3,775
Deposits	272,113	258,509	188,567	71,343	22,016
Shareholders’ equity	$15,918	$15,502	$11,525	$7,633	$6,996
Shares outstanding (actual)	3,642,818	3,531,778	2,247,978	1,653,280	1,653,280
Performance Ratios
Return on average assets	0.31%	(1.28%)	0.73%	0.94%	(9.28%)
Return on average equity	6.20%	(19.43%)	9.15%	8.52%	(25.02%)
Equity to assets	5.08%	5.06%	5.61%	8.53%	19.50%
Net interest margin	3.16%	3.16%	3.82%	4.78%	5.71%
Efficiency ratio (1)	87.60%	85.64%	127.13%	114.60%	52.93%
Allowance for loan losses to loans	1.40%	1.46%	0.79%	0.59%	0.70%
Asset Quality Ratios
Net charge-offs to average loans outstanding	0.52%	0.52%	0.09%	N/A	N/A
Non-performing loans to period-end loans	0.14%	0.26%	N/A	N/A	N/A
Non-performing assets to total assets	0.10%	0.20%	N/A	N/A	N/A
Allowance for loan losses to non-performing loans	963.55%	564.35%	N/A	N/A	N/A
Capital and Liquidity Ratios
Risk-based:
Tier 1 capital	9.73%	9.88%	8.95%	9.68%	23.94%
Total capital	12.78%	13.48%	10.02%	10.27%	24.49%
Average loans to average deposits	81.04%	92.88%	100.27%	113.40%	97.15%
Average shares outstanding:
Basic	3,551,251	3,456,674	2,066,512	1,653,280	826,640
Diluted	4,198,661	3,456,674	2,469,998	1,653,280	826,640

(1)	The efficiency ratio equals non-interest expense divided by the sum of taxable equivalent net interest income plus non-interest income less gain on sale of securities.

(2)	Financial information for 1999 reflects only a partial year of operations. Millennium Bank opened April 1, 1999 and we did not conduct material business before that date.

RISK FACTORS

An investment in our common stock involves significant risks. You should carefully read and consider the factors listed below before you invest. These risk factors may adversely affect our financial condition, including future earnings. You should read this section together with the other information in this prospectus.

We have experienced losses in the past, and we may incur losses in the future.

Because our primary asset is the stock of Millennium Bank, our operating results and financial position depend upon its operating results and financial position. For the year ended December 31, 2003, we earned $965,000 while for the year ended December 31, 2002, we incurred net losses of approximately $3.4 million. At December 31, 2003, Millennium Bank had an accumulated deficit of approximately $2.2 million. While we earned net income of $965,000 for 2003, we have not yet established a history of profitable operations. There can be no assurance that we will not again incur losses in the future.

Millennium Bank is subject to a Memorandum of Understanding with the Office of the Comptroller of the Currency that imposes compliance and reporting requirements upon us.

On November 21, 2002, Millennium Bank entered into a memorandum of understanding with the Office of the Comptroller of the Currency. The memorandum of understanding imposes numerous obligations on us. See “Government Supervision and Regulation—Office of the Comptroller of the Currency Memorandum of Understanding” for details on these obligations. We have already implemented most of the changes the memorandum of understanding requires. While the memorandum of understanding means we are receiving more than the normal amount of supervision, none of these obligations has or is expected to adversely affect our operations or earnings.

However, a violation of the memorandum of understanding could result in the imposition of regulatory sanctions against us, our board of directors and our management. Any regulatory action in response to a violation could have a material adverse effect on us.

We may not be able to maintain and manage our growth, which may adversely affect our results of operations and financial condition.

We have experienced significant growth, which we have not always managed effectively. Our business strategy calls for continued expansion. We intend to use the funds raised in this offering to support anticipated increases in our loans and deposits. Our ability to continue to grow depends, in part, upon our ability to open new branch offices, attract deposits to those locations, and identify loan and investment opportunities. Our ability to manage growth successfully also depends on whether we can maintain capital levels adequate to support our growth and maintain cost controls and asset quality. If we are unable to sustain our growth, our earnings could be adversely affected. If we grow too quickly, however, and are not able to control costs and maintain asset quality, rapid growth also could adversely affect our financial performance.

A loss of our senior officers could impair our relationship with our customers and adversely affect our business.

Many community banks attract customers based on the personal relationships that the banks’ officers and customers establish with each other and the confidence that the customers have in the officers. As a relatively new enterprise, we depend on the performance of Carroll C. Markley, who is the chairman and chief executive officer of Millennium Bankshares Corporation and all of its wholly owned subsidiaries. For example, Mr. Markley has over 30 years of experience in the banking industry and has numerous contacts in our market area. Jerry Medlock, our chief lender and executive vice president, has 23 years of experience in the banking industry in Northern Virginia. As a result, we believe that Mr. Markley’s and Mr. Medlock’s experience and contacts provide us with an advantage over other community banks in our market, who have chief executive officers and chief lending officers with less experience and fewer contacts. We also depend upon the services of Anita L. Shull who is our chief operating officer and executive vice president who is a CPA with extensive banking and public accounting experience. In addition, our chief financial officer and executive vice president, Janet A. Valentine, is a CPA with extensive experience as bank CFO in various community banks in our area and internal bank auditor.

The loss of the services of any of these officers or their failure to perform management functions in the manner anticipated by our board of directors could have a material adverse effect on our business. Our success will be dependent upon the board’s ability to attract and retain quality personnel, including these officers. We have attempted to reduce our risk by including a non-competition covenant in their employment agreements.

Because our mortgage banking revenue is sensitive to changes in economic conditions, decreased economic activity or high interest rates may reduce our profits.

Community banks generally depend on interest income as their primary source of income. However, a significant percentage of our income is from the sale of mortgage loans. In 2003, for example, loan sale income was $3.4 million, compared to net interest income of $9.6 million. Maintaining a high level of loan sale income depends primarily on continuing to make a large amount of residential mortgage loans. For more information on our mortgage banking operations, see “Business—One-to-Four-Family Residential Real Estate Lending.”

Economic slowdowns or recessions in our market areas or higher interest rates may be accompanied by reduced demand for mortgage credit and declining real estate values, which usually result in a slow down in mortgage lending activity. Generally, any sustained period of decreased economic activity or higher interest rates could adversely affect our mortgage originations and consequently, reduce our income from mortgage banking activities. As a result, these conditions may adversely affect our net income more than the net income of a community bank without mortgage banking operations.

In addition, mortgage banking activities generally involve risks of loss if secondary mortgage market interest rates increase substantially while a loan is in the “pipeline” (the period beginning with the application to make or the commitment to purchase a loan and ending with the sale of the loan). In order to reduce this interest rate risk, we sell each fixed rate first mortgage loan when the borrower locks in the interest rate on the loan. We also sell some adjustable rate mortgage loans. Our policy is to sell all fixed rate second mortgage loans within 60 days of origination in order to mitigate any risk. We accept, however, the risk of changing interest rates while we hold a second mortgage loan.

The pools of second mortgage loans that we hold generally range in size from $0.5 million to $2.0 million, and the changes in interest rates that we generally experience can range from 20 to 40 basis points (which equals 1/100 of one percent). We held second mortgage loans for sale in the aggregate amount of approximately $948,000 at December 31, 2003.

Market conditions may adversely affect our ability to continue to rely on brokered deposits as a source of funds and cause us to seek alternative sources that may not be on terms favorable to us.

We solicit deposits from brokers because our banking offices do not attract enough deposits to fund all of the loans that we make. These “brokered deposits” represent funds that brokers gather from third parties and package in batches in order to find high interest rates that are available for certificates of deposits with large balances. Deposit holders then earn a higher rate on the money that they have invested, and the broker charges a fee for its service. Brokered deposits are available in bulk, and they do not require any investments in branch offices or branch personnel or spending for marketing or education of employees. At December 31, 2003, 23.0% of our deposits were brokered deposits, an increase from December 31, 2002, when 20.3% of our deposits were brokered. The weighted average interest rates on our brokered deposits were 3.34% and 4.19% at December 31, 2003 and December 31, 2002, respectively.

Brokered deposits are normally more costly than traditional core deposits, as they carry a higher blended interest rate. If market conditions change, brokers may transfer deposited funds from us into other investments or demand higher interest rates for new deposits. Moreover, brokers operate in a national market and will place funds with banks that offer to pay the highest interest rates. Unlike businesses and individuals who bank with us in our market, there is no basis for a business relationship with deposit brokers that would provide a stable deposit base. There is a higher likelihood that, unlike deposits from our customers, the funds that brokered deposits provide us will not remain with us after maturity.

We could be confronted with the choice of curtailing our lending activity or paying above market interest rates in order to attract and retain deposits. Either action could reduce our net income. Any inability to keep our deposit growth on pace with our growth in our loan portfolio may affect our net income. In this situation, we may need to obtain alternative sources of funding, which may or may not be available to us on terms that we would consider favorable.

Government regulations may adversely affect our ability to continue to rely on brokered deposits as a source of funds and cause us to curtail our mortgage banking business.

Federal Deposit Insurance Corporation regulations could affect our ability to continue to accept brokered deposits. A well-capitalized bank (one that significantly exceeds specified capital ratios) may accept brokered deposits without restriction. Undercapitalized banks (those that fail to meet minimum regulatory capital requirements) may not accept brokered deposits, and adequately capitalized banks (those that are not well-capitalized or undercapitalized) may only accept such deposits with the consent of the FDIC. Millennium Bank currently is well-capitalized and, therefore, may accept brokered deposits without restriction. If, as a result of rapid asset growth or unanticipated losses, we ceased to be well-capitalized, the FDIC might not permit us to maintain our desired level of brokered deposits. If we were required to reduce our level of brokered deposits, we also would have to reduce our assets and, most likely, curtail our mortgage banking business. Any reduction could have an adverse effect on our revenues.

Our profitability depends significantly on economic conditions in our market area.

Our success depends to a large degree on the general economic conditions in the northern Virginia area and in the Richmond, Virginia area. The local economic conditions in both of these areas have a significant impact on the loans that we make to our borrowers, the ability of our borrowers to repay these loans, and the value of the collateral securing these loans. A significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond our control would impact these local economic conditions and could negatively affect our financial condition and performance.

In recent years, there has been a proliferation of technology and communication businesses in northern Virginia. The last recession in those industries had a significant adverse impact on a number of those businesses. While we do not have significant credit exposure to these businesses, the recession in these industries could have a negative impact on local economic conditions and real estate collateral values generally, which could negatively affect our profitability.

If we need additional capital in the future, we may not be able to obtain it on terms that are favorable and that may limit our growth.

Our business strategy calls for continued growth. We anticipate that we will support this growth through additional deposits at new branch locations and investment opportunities. It is possible that we may need to raise additional capital to support our future growth. Our ability to raise capital through the sale of additional securities will depend primarily upon our financial condition and the conditions of financial markets at the time. We cannot make any assurance that additional capital would be available on terms satisfactory to us at all. The failure to raise additional capital on terms that are favorable to us may force us to limit our growth strategy.

Our management will have discretion in allocating all of the proceeds of the offering and could delay the achievement of our strategic goals.

We will use the net proceeds from this offering for general corporate purposes and to redeem the warrants. General corporate purposes include using the net proceeds to provide additional equity capital to Millennium Bank to support the growth of our operations. We have not otherwise made a specific allocation for the use of the net proceeds.

Subject to the requirements of safe and sound banking practices, however, our management will have discretion in determining the specific use of the offering proceeds. The discretion of management to allocate the proceeds of the offering may result in the use of the proceeds for non-banking activities that are permitted for bank holding companies, but that are not otherwise specifically identified in this prospectus. While we do not anticipate that these proceeds will be used for other purposes, to the extent that they are, it may take us longer to grow our business and operations and otherwise achieve our strategic goals.

A substantial percentage of the offering proceeds may be used to pay for the offering’s expenses.

This is a best efforts offering, in which the underwriter will use its best efforts to sell the common stock that we are offering. As a result, there is not firm commitment by the underwriter to sell any minimum number of shares or dollar amount. To the extent that the underwriter sells significantly less than the total number of shares that we are offering through this prospectus, you may be one of only a small number of investors in this offering and a substantial percentage of the offering proceeds may be used to pay for the offering expenses, and not for our general corporate purposes. For example, if we sell only 10% of the shares that we are offering in our public offering (excluding shares that we are selling to holders of our common stock warrants), or 407,496 shares, at the public offering price of $6.50, we would have gross offering proceeds of $6.8 million. Under that scenario, we estimate that approximately 11.1% of that amount would be used to pay the redemption payments to the warrant holders that do not exercise their warrants and the underwriter’s commission and estimated expenses of the offering. We have included information on the use of proceeds in “Use of Proceeds” on page 16 below.

A substantial percentage of the offering proceeds may be used to pay for the redemption of our outstanding warrants.

We are selling 1,051,420 shares of our common stock to holders of our common stock warrants. To the extent that a warrant holder did not exercise his or her warrant to purchase shares of common stock, we will redeem each warrant for $2.50 multiplied by the original number of shares specified in the applicable warrant agreement. We have determined that we will pay a total of $753,325 to warrant holders to redeem all warrants that were not exercised. As a result, a substantial percentage of the offering proceeds may be used to pay for the cost of the warrant redemption, and not for our general corporate purposes. Assuming that we redeem all warrants, we must sell at least 115,896 shares at the public offering price of $6.50 in our public offering to raise enough gross offering proceeds to match the total cost of the redemption.

Millennium Bank currently cannot pay cash dividends to us because it has a cumulative operating deficit and, even if we are able to eliminate that deficit, it is not likely that we will pay cash dividends for the foreseeable future.

As our business operations are conducted primarily through Millennium Bank, our ability to pay dividends on our common stock is largely dependent on the dividends that Millennium Bank will pay to us. The ability of Millennium Bank to pay dividends to us is subject to its profitability and to government regulations that limit the aggregate amount of cash dividends paid to shareholders based on retained earnings and then, current income levels. At December 31, 2003, Millennium Bank had an accumulated deficit of approximately $2.2 million, and thus it will not have funds legally available for the payment of dividends to us until the deficit has been recovered through future profits. We cannot predict when or if our profits will be sufficient to eliminate our operating deficit.

Even if we eliminate our deficit, there is no assurance that, in the future, we will have funds available to pay cash dividends or, even if funds are available, that we will pay dividends in any particular amounts or at any particular times, or that we will pay dividends at all. We presently intend to retain any future earnings to finance our growth. So, you should not purchase our common stock in the offering if you are dependent on regular income from your investments, and you should not purchase our common stock with an expectation of dividends.

Our growth strategy may not be successful, and that could have an adverse affect on the value of your common stock.

Our business strategy calls for us to take advantage of our existing investments in facilities and personnel by growing in our existing banking market and expanding into new markets if appropriate opportunities arise, and we will use the additional capital resulting from the offering to support our continued growth. However, we cannot assure you that we will be successful in increasing the volume of our loans and deposits at acceptable risk levels and on acceptable terms, in expanding our asset base to a targeted size, or in managing the costs and implementation risks associated with our growth strategy. Even if we successfully increase our capital, increasing the volume of our loans will require that we be able to fund that increase through additional deposits we accept in our market or on the Internet, or through other funding sources, such as borrowings. We also cannot assure you that we will be able to maintain capital sufficient to support our continued growth or that we will be able to fund any particular amount of increase in our loans.

Banking regulators have broad enforcement power, but regulations are meant to protect depositors, and not investors.

We are subject to supervision by several governmental regulatory agencies. These regulations, and the interpretation and application of them by regulators, are beyond our control, may change rapidly and unpredictably and can be expected to influence our earnings and growth. In addition, these regulations may limit our growth and the return to investors by restricting activities such as the payment of dividends, mergers with, or acquisitions by, other institutions, investments, loans and interest rates, interest rates paid on deposits and the creation of branch offices. We have included information on the regulations that impact us in “Government Supervision and Regulation” beginning on page 60 below. Although these regulations impose costs upon us, they are intended to protect depositors, and you should not assume that they protect your interests as a shareholder. The regulations to which we are subject may not always be in the best interests of investors.

The resolution of any conflicts of interest with respect to our leasing arrangements may adversely affect our profitability.

Certain members of our management, who also helped organize us in 1998, own interests in certain limited liability companies that are parties to leasing arrangements with respect to our properties. The terms of these leasing arrangements are substantially similar to the terms of similar leasing arrangements that are the result of “arms length” negotiations between unrelated parties, and the leasing rates are comparable to current market rates. While members of our management enter into transactions with us in the ordinary course of business, we believe that these leasing arrangements represent the sole area of potential conflicts of interest with our management. To the extent that issues arise with respect to any of these arrangements, these members of management may have conflicts of interest that could affect their ability to resolve these issues in a manner that is fair to us. The resolution of any of these issues may require members of our management to incur time and expense away from our day-to-day operations and, as a result, could adversely affect our profitability.

USE OF PROCEEDS

The following table sets forth the calculation of our net proceeds from:

•	the sale of 1,051,420 shares of common stock at a price of $5.00 per share to holders of our common stock warrants;

•	the redemption of 300,930 warrants to purchase shares of common stock at $2.50 per warrant;

•	the sale of additional shares of common stock at the public offering price of $6.50 per share in the public offering; and

•	the anticipated use of these proceeds.

Because this offering is a best efforts offering, and there is no minimum number of shares to be sold, we are presenting this information assuming that we sell 10%, 50% and 100% of the shares of common stock that we are offering in the public offering.

	10%	50%	100%
Shares of common stock sold to warrant holders	1,051,420	1,051,420	1,051,420
Shares of common stock sold in public offering	407,496	2,037,481	4,074,961
Gross offering proceeds from warrant holders	$5,257,100	$5,257,100	$5,257,100
Gross offering proceeds from public offering	2,648,724	13,243,623	26,487,247

Total gross offering proceeds	$7,905,824	$18,500,723	$31,744,347
Redemption payments to warrant holders	$752,325	$752,325	$752,325
Underwriter’s commission	158,923	794,617	1,589,235
Estimated expenses of the offering	200,000	200,000	200,000

Net proceeds to us	$6,794,576	$16,753,781	$29,202,787

Use of net proceeds:
General corporate purposes	$6,794,576	$16,753,781	$29,202,787

We will use the net proceeds from this offering for general corporate purposes and to redeem warrants as necessary. General corporate purposes include using the net proceeds to provide additional equity capital to Millennium Bank to support the growth of our operations. We have not otherwise made a specific allocation for the use of the net proceeds.

Certain of our directors have indicated that they presently intend to purchase shares by exercising warrants and by purchasing shares in the public offering. It is anticipated that our directors will purchase approximately 210,000 shares by exercising warrants and an additional 5,000 shares in the public offering. However, none of these directors has any obligation to purchase any shares.

MARKET FOR COMMON STOCK

Our common stock has been listed for quotation on the Nasdaq SmallCap Market under the symbol “MBVA” since February 6, 2002, following our initial public offering at $6.00 per share. Prior to that time there were no trades of shares of our common stock. As of March 10, 2004, our common stock was held by 163 shareholders of record and approximately 640 beneficial holders who own shares in street name.

The high and low sale prices per share for our common stock for each quarter of 2002 and 2003 and 2004 through April 28, 2004 as well as the amount of cash dividends per share we declared in each quarter, were as follows:

	High	Low	Dividend
2002
1st Quarter	7.38	6.35	—
2nd Quarter	8.06	7.35	—
3rd Quarter	7.85	6.05	—
4th Quarter	6.97	5.72	—
2003
1st Quarter	7.06	6.20	—
2nd Quarter	8.00	6.60	—
3rd Quarter	8.00	7.26	—
4th Quarter	7.98	7.20	—
2004
1st Quarter	7.99	7.19	—
2nd Quarter (through April 28, 2004)	7.65	6.70	—

The closing sales price for our common stock on April 28, 2004, as reported on the Nasdaq SmallCap Market was $7.07 per share.

DIVIDEND POLICY

Our future dividend policy is subject to the discretion of the board of directors and will depend upon a number of factors, including future consolidated earnings, financial condition, liquidity and capital requirements of both us and Millennium Bank, applicable governmental regulations and policies and other factors deemed relevant by our board of directors. Our Board of Directors intends to follow a policy of retaining any earnings to provide funds to operate and expand our business for the foreseeable future, which means that we have no plans to pay dividends.

Our ability to distribute cash dividends will depend primarily on the ability of our subsidiary bank to pay dividends to us. As a national bank, Millennium Bank is subject to certain restrictions on our reserves and capital imposed by federal banking statutes and regulations. Furthermore, under Virginia law, we may not declare or pay a cash dividend on our capital stock if we are insolvent or if the payment of the dividend would render us insolvent or unable to pay our obligations as they become due in the ordinary course of business. For additional information on these limitations, see “Government Supervision and Regulation – Payment of Dividends” on page 64.

CAPITALIZATION

The following table sets forth our consolidated capitalization at December 31, 2003. This table should be read with our financial statements and related notes included in this prospectus.

December 31, 2003
Indebtedness:
Long-term debt (1)	$10,000,000

Total Indebtedness	10,000,000
Subordinated Debt:
Trust preferred securities	$8,000,000

Total Subordinated Debt	$8,000,000
Shareholders’ Equity:
Common stock, $5.00 par value, 10,000,000 shares authorized, 3,642,818 shares issues and outstanding	$18,214,090
Additional paid-in capital	599,334
Retained earnings	(2,175,852)
Accumulated other comprehensive income	(719,366)

Total Shareholders’ Equity	15,918,206

Total Capitalization	$33,918,206

(1)	Long-term debt represents Federal Home Loan Bank advances maturing more than one year from December 31, 2003. $5.0 million of this debt is callable by the FHLB.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following consolidated summary sets forth our selected financial data for the periods and at the dates indicated. The selected financial data have been derived from our audited financial statements for the five years that ended December 31, 2003, 2002, 2001, 2000 and 1999. You also should read the detailed information and the financial statements included elsewhere in this prospectus.

	Year Ended December 31
	2003	2002	2001	2000	1999(2)
	(Dollars in thousands, except per share data)
Income Statement Data
Interest income	$16,865	$16,470	$10,044	$5,330	$853
Interest expense	7,234	8,206	5,341	2,723	232
Net interest income	9,631	8,264	4,703	2,607	621
Provision for loan losses	687	3,253	1,020	305	161
Net interest income after provision	8,944	5,011	3,683	2,302	460
Non-interest income	4,508	3,460	5,396	4,049	481
Non-interest expense	11,990	13,690	7,944	5,808	2,082
Income (loss) before income taxes	1,462	(5,219)	1,135	543	(1,141)
Income taxes	497	(1,773)	195	—	—
Net income	$965	$(3,446)	$940	$543	$(1,141)
Per Share Data
Net income-basic	$0.27	$(1.00)	$0.46	$0.33	$(1.38)
Net income-diluted	0.23	(1.00)	0.38	0.33	(1.38)
Cash dividends declared	—	—	—	—	—
Book value per share	$4.37	$4.39	$5.13	$9.23	$8.46
Balance Sheet Data
Assets	$313,396	$306,341	$205,525	$89,492	$35,871
Loans, net	214,982	239,092	175,080	78,320	22,843
Securities	89,359	54,577	12,582	6,898	3,775
Deposits	272,113	258,509	188,567	71,343	22,016
Shareholders’ equity	$15,918	$15,502	$11,525	$7,633	$6,996
Shares outstanding (actual)	3,642,818	3,531,778	2,247,978	1,653,280	1,653,280
Performance Ratios
Return on average assets	0.31%	(1.28%)	0.73%	0.94%	(9.28%)
Return on average equity	6.20%	(19.43%)	9.15%	8.52%	(25.02%)
Equity to assets	5.08%	5.06%	5.61%	8.53%	19.50%
Net interest margin	3.16%	3.16%	3.82%	4.78%	5.71%
Efficiency ratio (1)	87.60%	85.64%	127.13%	114.60%	52.93%
Allowance for loan losses to loans	1.40%	1.46%	0.79%	0.59%	0.70%
Asset Quality Ratios
Net charge-offs to average loans outstanding	0.52%	0.52%	0.09%	N/A	N/A
Non-performing loans to period-end loans	0.14%	0.26%	N/A	N/A	N/A
Non-performing assets to total assets	0.10%	0.20%	N/A	N/A	N/A
Allowance for loan losses to non-performing loans	963.55%	564.35%	N/A	N/A	N/A
Capital and Liquidity Ratios
Risk-based:
Tier 1 capital	9.73%	9.88%	8.95%	9.68%	23.94%
Total capital	12.78%	13.48%	10.02%	10.27%	24.49%
Average loans to average deposits	81.04%	92.88%	100.27%	113.40%	97.15%
Average shares outstanding:
Basic	3,551,251	3,456,674	2,066,512	1,653,280	826,640
Diluted	4,198,661	3,456,674	2,469,998	1,653,280	826,640

(1)	The efficiency ratio equals non-interest expense divided by the sum of taxable equivalent net interest income plus non-interest income less gain on sale of securities.

(2)	Financial information for 1999 reflects only a partial year of operations. Millennium Bank opened April 1, 1999 and we did not conduct material business before that date.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Millennium Bankshares Corporation is a financial holding company headquartered in Reston, Virginia. We were incorporated in 1998 and began operations in April 1999. We provide services through our principal operating subsidiary, Millennium Bank. We presently operate six banking offices, all in Virginia. Two offices are in Reston, one each is in Great Falls and Herndon, and two are in the Richmond, Virginia area. We also have a loan production office in Warrenton, Virginia. We are a community bank providing a broad range of commercial and retail banking services designed to meet the needs of businesses and consumers in the communities we serve. We emphasize local decision making within our organization and provide personal service to our customers. By combining the technological support, products and services that our customers demand with direct access to senior management and responsive customer service, we work to foster a business and consumer banking environment that allows us to effectively compete in our particular market with other financial institutions of all sizes.

Our operating revenues are derived primarily from interest earned on loans and investment securities portfolio net of interest paid on deposit products and borrowings. Millennium also receives revenue from sales of mortgage and Small Business Administration loans and fee income from loans, deposits and other banking products.

Millennium continues to seek and evaluate additional expansion alternatives either through loan production offices or new branch locations. The new branch locations can be a prior branch location purchased from an existing institution or a de novo site determined to best suit our strategic plans. In addition, we intend to consider various strategic acquisitions of banks, banking assets or financial service entities related to banking in our geographical areas that management believes would complement and increase our existing business lines, or expansion into new market areas or product lines that management determines would be in the best interest of Millennium and its shareholders.

The following presents management’s discussion and analysis of our consolidated financial condition at December 31, 2003 and 2002 and the results of our operations for the years ended December 31, 2003 and 2002. The discussion should be read in conjunction with the accompanying consolidated financial statements presented elsewhere in this prospectus.

Critical Accounting Policies

General

The financial condition and results of operations presented in the Consolidated Financial Statements, accompanying Notes to the Consolidated Financial Statements and management’s discussion and analysis are, to a large degree, dependent upon our accounting policies. The selection and application of these accounting policies involve judgments, estimates, and uncertainties that are susceptible to change.

Presented below is discussion of those accounting policies that management believes are the most important to the portrayal and understanding of our financial condition and results of operations. These critical accounting policies require management’s most difficult, subjective and complex judgments about matters that are inherently uncertain. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood. See also Note 1 of the accompanying consolidated financial statements presented elsewhere in this prospectus.

Allowance for Loan Losses

Millennium monitors and maintains an allowance for loan losses to absorb an estimate of probable losses inherent in the loan portfolio. Millennium maintains policies and procedures that address the systems of control over the following areas of maintenance of the allowance: the systematic methodology used to determine the appropriate level of the allowance to provide assurance that the allowance for loan losses is maintained in accordance with accounting principles generally accepted in the United States of America; the accounting policies for loan charge-offs and recoveries; the assessment and measurement of impairment in the loan portfolio; and the loan grading system.

Millennium evaluates various loans individually for impairment as required by Statement of Financial Accounting Standard (SFAS) No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures. Loans evaluated individually for impairment include non-performing loans, such as loans on non-accrual, loans past due 90 days or more, restructured loans and other loans selected by management. The evaluations are based upon discounted expected cash flows or collateral valuations. If the evaluation shows that a loan is individually impaired, then a specific reserve is established for the amount of impairment. If a loan evaluated individually is not impaired, then the loan is assessed for impairment under SFAS No. 5, Accounting for Contingencies (SFAS 5), with a group of loans that have similar characteristics.

For loans without individual measures of impairment, Millennium makes estimates of losses for groups of loans as required by SFAS 5. Loans are grouped by similar characteristics, including the type of loan, the assigned loan grade and the general collateral type. A loss rate reflecting the expected loss inherent in a group of loans is derived based upon estimates of default rates for a given loan grade, the predominant collateral type for the group and the terms of the loan. The resulting estimate of losses for groups of loans are adjusted for relevant environmental factors and other conditions of the portfolio of loans, including: borrower and industry concentrations; levels and trends in delinquencies, charge-offs and recoveries; changes in underwriting standards and risk selection; level of experience, ability and depth of lending management; and national and local economic conditions.

The amount of estimated impairment for individually evaluated loans and groups of loans is added together for a total estimate of loan losses. This estimate of losses is compared to the allowance for loan losses of Millennium as of the evaluation date and, if the estimate of losses exceeds the allowance, an additional provision to the allowance would be made. If the estimate of losses is less than the allowance, the degree to which the allowance exceeds the estimate is evaluated to determine whether the allowance falls outside a range of estimates. If the estimate of losses were below the range of reasonable estimates, the allowance would be reduced by way of a credit to the provision for loan losses. Millennium recognizes the inherent imprecision in estimates of losses due to various uncertainties and variability related to the factors used, and therefore a reasonable range around the estimate of losses is derived and used to ascertain whether the allowance is too high. If different assumptions or conditions were to prevail and it is determined that the allowance is not adequate to absorb the new estimate of probable losses, an additional provision for loan losses would be made, which amount may be material to the Consolidated Financial Statements.

Financial Summary

For the year ended December 31, 2003, Millennium reported net income of $965,000, or $0.27 per share and $0.23 per diluted share, compared to a net loss of $3.4 million, or $1.00 per share and $1.00 per diluted share for the same period in 2002. The increase in net income is primarily attributable to reduced interest expense, reduced non-interest expenses and to gains on the sale of investment securities. The net loss for 2002 included a total provision for loan losses of $3.3 million and expenses and asset write-offs related to a failed mortgage banking joint venture totaling approximately $1.5 million. The venture has since been closed. The annualized return on average assets and return on equity for the period ended December 31, 2003, are 0.31% and 6.20% respectively, compared to (1.28%) and (19.43%) for the comparable period in 2002.

Total assets increased to $313.4 million at December 31, 2003, compared to $306.3 million at December 31, 2002, representing an increase of $7.1 million or 0.33%. Loans, net of allowance for loan losses at December 31, 2003 were $215.0 million, a decrease of $24.1 million from the December 31, 2002 balance of $239.1 million. This decrease was due to a $55.6 million decrease in loans held for sale which was partially offset by our effort to increase commercial, commercial real estate and construction lending. Funds in excess of our loan demand were placed in investment securities to increase yield over the yield offered on overnight investments. The investment portfolio increased 63.7% to $89.4 million at December 31, 2003, compared to $54.6 million at December 31, 2002. Deposits increased $13.6 million to $272.1 million at December 31, 2003 from $258.5 million at December 31, 2002. We use brokered deposits in addition to borrowings from the Federal Home Loan Bank and the Community Bankers Bank.

Shareholders’ equity was $15.9 million at December 31, 2003. This amount represents an increase of 2.6% from the December 31, 2002 balance of $15.5 million. Shareholders’ equity was increased by 2003 earnings and the exercise of stock options and decreased by the change in other comprehensive income. Other comprehensive income is the change in the market value of the investment portfolio due to changes in rates net of taxes. Book value per share was $4.37 at December 31, 2003 and $4.39 at December 31, 2002.

Net Interest Income

Net interest income is the largest component of our earnings and is equal to the amount by which interest income exceeds interest expense. Interest earning assets consist primarily of loans and securities, while deposits and borrowings represent the major portion of interest bearing liabilities. Changes in the volume and mix of assets and liabilities, as well as changes in the yields and rates paid, determine changes in net interest income. The net interest margin is calculated by dividing net interest income by average interest earning assets.

Our net interest margin is sensitive to the volume of mortgage loan originations. Loans originated by our mortgage subsidiary are sold, servicing released, in the secondary mortgage market. When the volume of mortgage loan originations increases, typically in a declining interest rate environment, funds advanced in settlement of mortgage loans increase, pending delivery of the loans to the loan purchaser. Until a mortgage loan is transferred to the purchaser, we receive interest on the loan at the note rate. While such funds advanced contribute to net interest income, the interest rate spread on mortgage loans held for sale is not as great as the spread on our loan portfolio, which normally carries a higher interest yield. Thus, as funds advanced in settlement of mortgage loans increase, the interest spread and the net interest margin decrease.

Net interest income amounted to $9.6 million for 2003 compared to $8.3 million for the same period in 2002. The increase is largely due to growth in the investment portfolio, reduced rates paid for deposits and the increased loans outstanding. Average loans for the year ended December 31, 2003 increased 0.73% over average loans in 2002.

Net interest income was $8.3 million for the year ended December 31, 2002 compared to $4.7 million for the year ended December 31, 2001, an increase of 76.6%. This improvement in the net interest income was partially due to the volume increases in the loan portfolio. Average loans for the year ended December 31, 2002 increased 130.6% over average loans in 2001.

The following tables set forth average balances of total interest earning assets and total interest bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders’ equity and the related income, expense and corresponding weighted average yields and costs.

	December 31, 2003			December 31, 2002			December 31, 2001
(Dollars in thousands)	Average Balances	Earnings/ Expense	Yield/ Rate	Average Balances	Earnings/ Expense	Yield/ Rate	Average Balances	Earnings/ Expense	Yield/ Rate
Assets:
Interest Earning Assets
Loans, net of unearned discounts	$220,513	$13,603	6.17%	$218,922	$14,664	6.70%	$113,007	$9,515	8.42%
Securities	83,654	3,237	3.87%	37,472	1,746	4.66%	6,944	373	5.37%
Federal funds sold	650	25	3.85%	3,585	60	1.67%	4,376	156	3.56%

Total interest earning assets	304,817	$16,865	5.53%	259,979	$16,470	6.34%	124,327	$10,044	8.08%
Other assets	8,486			9,889			5,836
Total assets	$313,303			$269,868			$130,163

Liabilities
Interest-bearing deposits	$253,042	$6,452	2.55%	$222,373	$7,728	3.48%	$98,336	$5,081	5.17%
Borrowed funds	27,069	782	2.89%	15,569	478	3.07%	6,455	260	4.03%

Total interest-bearing liabilities	280,111	$7,234	2.58%	237,942	$8,206	3.45%	104,791	$5,341	5.10%
Liabilities:
Demand deposits	16,444			13,312			12,613
Other liabilities	1,195			1,442			1,788

Total liabilities	297,750			252,696			119,192
Shareholders’ equity	15,553			17,172			10,971

Total liabilities and shareholders’ equity	$313,303			$269,868			$130,163

Net interest income		$9,631			$8,264			$4,703

Interest spread			2.95%			2.89%			2.98%
Net interest yield on earning assets			3.16%			3.18%			3.78%

The following table describes the impact on Millennium’s interest income resulting from changes in average balances and average rates for the periods indicated. The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

	December 31, 2003 vs. 2002			December 31, 2002 vs. 2001
(In thousands)	Due to Volume	Change in Rate	Total	Due to Volume	Change in Rate	Total
Interest Earned On:
Loans	$98	$(1,159)	$(1,061)	$7,094	($1,945)	$5,149
Securities	1,787	(296)	1,491	1,422	(49)	1,373
Federal Funds Sold	(113)	78	(35)	(13)	(83)	(96)

Total interest earned on interest-bearing assets	$1,772	$(1,377)	$395	$8,503	$(2,077)	$6,426

Interest Paid On:
Interest-bearing deposits	$782	$(2,058)	$(1,276)	$4,311	$(1,664)	$2,647
Borrowed funds	332	(28)	304	280	(62)	218

Total interest paid on interest-bearing liabilities	$1,114	$(2,086)	$(972)	$4,591	$(1,726)	$2,865

Net interest income	$658	$709	$1,367	$3,912	$(351)	$3,561

Interest Sensitivity

The nature of the banking business, which involves paying interest on deposits at varying rates and terms and charging interest on loans at other rates and terms, creates interest rate risk. As a result, earnings and the market value of assets and liabilities are subject to fluctuations, which arise due to changes in the level and direction of interest rates. Management’s objective is to minimize the fluctuation in the net interest margin caused by changes in interest rates using cost-effective strategies and tools.

An important element of both earnings performance and liquidity is the management of the interest sensitivity gap. The interest sensitivity gap is the difference between interest-sensitive assets and interest-sensitive liabilities maturing or repricing within a specific time interval. The gap can be managed by repricing assets or liabilities, by selling investments, by replacing an asset or liability prior to maturity, or by adjusting the interest rate during the life of an asset or liability. Matching the amounts of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net income due to changes in market interest rates. We evaluate interest rate risk and then formulate guidelines regarding asset generation and pricing, funding sources and pricing, and off-balance sheet commitments in order to decrease sensitivity risk. These guidelines are based upon our outlook regarding future interest rate movements, the state of the regional and national economy, and other financial and business risk factors.

At December 31, 2003, we had $40.4 million more assets than liabilities that reprice within one year or less and therefore we were in an asset sensitive position. An asset sensitive position can adversely affect earnings in periods of decreasing interest rates. This position is the result of the held for sale mortgage loan portfolio.

We have an Asset/Liability Committee, which reviews deposit pricing, changes in borrowed money, investment activity, loan sale activities, liquidity levels and the overall interest sensitivity. The actions of this committee are reported to the Board of Directors monthly. The chief financial officer manages the daily monitoring of interest rate risk and investment activity with input from other committee members.

The following table presents the amounts of Millennium’s interest sensitive assets and liabilities that mature or reprice in the periods indicated.

	December 31, 2003 Maturing or Repricing In:
	3 Months or less	4-12 Months	1-5 Years	Over 5 Years
(Dollars in thousands)
Interest-sensitive assets:
Loans (1)	$98,279	$32,931	$74,290	$12,533
Investments (2)(4)	10,683	4,983	57,169	17,620
Federal funds sold	61	0	0	0

Total interest-sensitive assets	109,023	37,914	131,459	30,153

Cumulative interest-sensitive assets	109,023	146,937	278,396	308,549

Interest-sensitive liabilities:
NOW accounts(3)	800	2,399	4,944	1,520
Savings/Money Market deposit accounts(3)	10,530	31,395	64,788	19,939
Certificates of deposit	17,042	25,353	73,783	1,317
Borrowed money	18,628	400	5,000	0

Total interest-sensitive liabilities	47,000	59,547	148,515	22,776

Cumulative interest-sensitive liabilities	47,000	106,547	255,062	277,838

Period gap	$62,023	$(21,633)	$(17,056)	$7,377
Cumulative gap	$62,023	$40,390	$23,334	$30,711
Ratio of cumulative interest-sensitive assets to cumulative interest-sensitive liabilities	231.96%	137.91%	109.15%	111.05%
Ratio of cumulative gap to total assets	19.79%	12.89%	7.45%	9.80%

Total Assets	$313,396	$313,396	$313,396	$313,396

(1)	Loans maturing or repricing in three months or less includes $20.5 million of mortgage loans held for sale.

(2)	Excludes Federal Reserve Stock, Federal Home Loan Bank, and Community Bankers Bank stock.

(3)	Assumed to not be sensitive to changes in interest rates.

(4)	Anticipates prepayments on FNMA and FHLMC pools.

Contractual principal repayments of loans do not necessarily reflect the actual term of Millennium’s loan portfolio. The average life of mortgage loans is substantially less than their contractual terms because of loan prepayments and enforcement of due-on-sale clauses, which gives Millennium the right to declare a loan immediately due and payable in the event, among other things, the borrower sells the real property subject to the mortgage and the loan is not repaid. In addition, certain borrowers increase their equity in the security property by making payments in excess of those required under the terms of the mortgage.

Investments

At December 31, 2003, Millennium had $89.4 million in total available for sale securities, an increase of 63.7% from $54.6 million at December 31, 2002. The increase reflects the net effect of purchases of these securities with excess funds and dispositions of callable securities that were called during this period.

The following tables show the amortized cost and fair market value of investment securities at the dates indicated.

	December 31, 2003		December 31, 2002		December 31, 2001
	Cost	Market	Cost	Market	Cost	Market
(In thousands)
Available for sale
US Government & Agency Securities	$87,741	$86,651	$49,664	$50,221	$11,748	$11,718
Other	—	—	2,078	2,104	—	—

Total available for sale	87,741	86,651	51,742	52,325	11,748	11,718

Other
Federal Home Loan Bank stock	1,991	1,991	1,505	1,505	631	631
Federal Reserve Bank stock	658	658	688	688	174	174
Other stocks	59	59	59	59	59	59

Total	$90,449	$89,359	$53,994	$54,577	$12,612	$12,582

The following table sets forth the maturity distribution and weighted average yields of the investment portfolio at December 31, 2003. The weighted average yields are calculated on the basis of the amortization of premium and accretion of discount.

Maturity Distribution (Dollars in thousands)	1 Year or Less	1 Year To 5 Years	5 Years To 10 Years	After 10 Years
U. S. Agency issues	$—	$2,876	$53,857	$31,008
Federal Home Loan Bank/Other	—	—	—	1,991
Federal Reserve Bank stock	—	—	—	658

Total Maturity Distribution	$—	$2,876	$53,857	$33,657

Weighted Average Yield
U. S. Agency issues	—	2.99%	4.19%	4.19%
Federal Home Loan Bank/Other	—	—	—	3.50%
Federal Reserve Bank stock	—	—	—	6.00%

Total Portfolio Weighted
Average Yield	—	2.99%	4.19%	4.18%

The following table sets forth the maturity distribution and weighted average yields of the investment portfolio at December 31, 2002. The weighted average yields are calculated on the basis of the amortization of premium and accretion of discount.

Maturity Distribution (Dollars in thousands)	1 Year or Less	1 Year To 5 Years	5 Years To 10 Years	After 10 Years
U. S. Agency issues	$5	$1,982	$20,866	$29,472
Other corporate issues	—	—	—	1,564
Federal Reserve Bank stock	—	—	—	688

Total Maturity Distribution	$5	$1,982	$20,866	$31,724

Weighted Average Yield
U. S. Agency issues	3.45%	4.24%	3.85%	4.53%
Other corporate issues	—	—	—	5.00%
Federal Reserve Bank stock	—	—	—	6.00%

Total Portfolio Weighted
Average Yield	3.45%	4.24%	3.85%	4.59%

Loans

Net loans consist of total loans, deferred loan fees and the allowance for loan losses and include loans held for sale. Net loans were $215.0 million at December 31, 2003, a decrease of 10.1% from December 31, 2002. Net loans increased each year for the four years ended December 31, 2002.

The following table sets forth the composition of Millennium’s loan portfolio at the dates indicated.

	December 31
	2003	2002	2001	2000	1999
(In thousands)
Mortgage loans	$85,216	$167,376	$139,543	$52,791	$11,459
Commercial real estate	94,924	53,391	10,918	15,133	7,978
Construction and land loans	17,396	3,926	0	0	0

Total real estate loans	197,536	224,693	150,461	67,924	19,437
Commercial business loans	15,466	15,446	24,614	9,987	3,493
Consumer loans	5,055	2,617	1,120	714	96
Overdrafts	21	13	292	92	0

Total loans receivable	218,078	242,759	176,487	78,717	23,026

Less:
Deferred fees and unearned discounts	(39)	(168)	(16)	69	(23)
Allowance for loan losses	(3,057)	(3,499)	(1,391)	(466)	(161)

Total loans receivable, net	$214,982	$239,092	$175,080	$78,320	$22,842

The changes in our loan portfolio reflect our strategy of increasing commercial business, commercial real estate and construction loans. At December 31, 2003, these three categories totaled $127.8 million or 58.6% of total loans receivable, compared to $72.8 million, or 30.1% of total loans receivable at December 31, 2002. At December 31, 2003, residential mortgage loans were $85.2 million, which represented 39.1% of total loans receivable, compared to $167.0 million at December 31, 2002, or 68.9% of total loans receivable. The dollar amount of Millennium’s residential mortgage loans decreased in 2003 due to reduced mortgage lending as we restructured Millennium Capital and our increased emphasis on selling mortgage loans as quickly as possible after the loans close.

The following table shows the contractual maturity of selected categories of loans at December 31, 2003. The table reflects the entire unpaid principal balance in the maturity period that includes the final loan payment date, and accordingly, does not give effect to periodic principal repayments or possible prepayments.

	December 31, 2003
	Commercial, Financial and Agricultural	Real Estate/ Construction
(In thousands)
Within 1 year	$7,646	$18,357

Variable Rate:
1 to 5 years	4,085	17,504
After 5 years	2,541	58,100

Total	$6,626	$75,604

Fixed Rate:
1 to 5 years	1,151	8,353
After 5 years	43	10,006

Total	$1,194	$18,359

Total Maturities	$15,466	$112,320

Asset Quality

General

Asset quality is an important factor in the successful operation of a financial institution. Banking regulations require us to classify our own assets and to establish prudent general allowances for losses for assets classified as substandard or doubtful. For the portion of assets classified as loss, we are required to either establish specific allowances of 100% of the amount classified or charge such amounts off its books.

Assets, which do not currently expose Millennium to sufficient risk to warrant classification in one of the aforementioned categories, but possess potential weaknesses are required to be designated special mention by management. These loans are monitored closely so that we can mitigate our exposure to further deterioration in the loan. Millennium writes off any loans that are classified as loss.

Unless well secured and in the process of collection, Millennium places loans on a non-accrual status after being delinquent greater than 90 days, or earlier in situations in which the loans have developed inherent problems that indicate payment of principal and interest may not be made in full. Whenever the accrual of interest is stopped, previously accrued but uncollected interest income is reversed. Thereafter, interest is recognized only as cash is received. The loan is reinstated to an accrual basis after it has been brought current as to principal and interest under the contractual terms of the loan.

Non-Performing Assets

We had $146,000 in non-accrual loans at December 31, 2003, compared to $548,000 at December 31, 2002. On the basis of management’s review of its assets, at December 31, 2003, Millennium had classified $3.6 million of its assets as substandard $755,000 as doubtful and $144,000 as loss.

The following table details information concerning non-accrual, past due and restructured loans at the dates indicated:

	December 31
(In thousands)	2003	2002	2001	2000	1999
Non-accrual loans	$146	$548	$0	$0	$0
Foreclosed properties	0	0	0	0	0
Restructured loans	0	0	0	0	0

Total non-performing assets	$146	$548	$0	$0	$0

Loans past due 90 days or more and still accruing interest	$164	$72	$0	$0	$0

Delinquent and problem loans

When a borrower fails to make a required payment on a loan, Millennium attempts to cure the delinquency by contacting the borrower. A notice is mailed to the borrower after a payment is 15 days past due and again when the loan is 30 days past due. For most loans, if the delinquency is not cured within 60 days, Millennium issues a notice of intent to foreclose on the property and if the delinquency is not cured within 90 days, Millennium may institute foreclosure action. In most cases, deficiencies are cured promptly.

Allowance for losses on loans and real estate

Millennium provides valuation allowances for anticipated losses on loans and real estate when we determine that a significant decline in the value of the collateral has occurred, and if the value of the collateral is less than the amount of the unpaid principal of the related loan plus estimated costs of acquisition and sale. In addition, Millennium also provides reserves based on the dollar amount and type of collateral securing its loans, in order to protect against unanticipated losses. A loss experience percentage is established for each loan type and is reviewed at least annually, and more frequently if we identify factors that require us to consider a change to the percentage. Each month, the loss percentage is applied to the portfolio, by product type, to determine the minimum amount of reserves required. Although management believes that it uses the best information available to make such determinations, future adjustments to reserves may be necessary, and net income could be significantly affected, if circumstances differ substantially from assumptions used in making the initial determinations.

An analysis of the allowance for loan losses, including charge-off activity, is presented below for the periods indicated. The increases in our allowance for loan losses are the result of adjustments that management has made in response to the growth of our loan portfolio.

	Year Ended December 31
(In thousands)	2003	2002	2001	2000	1999
Balance, beginning of period	$3,499	$1,391	$466	$161	$0
Less Charge-off’s:
Commercial	160	971	0	0	0
Real estate-mortgage	981	217	96	0	0
Consumer installment loans	0	0	0	0	0
Plus Recoveries:
Commercial	0	0	0	0	0
Real estate-mortgage	12	43	1	0	0
Consumer installment loans	0	0	0	0	0

Net Charge-offs	1,129	1,145	95	0	0
Additions charged to operating expense	687	3,253	1,020	305	161

Balance, end of period	$3,057	$3,499	$1,391	$466	$161

Ratio of net charge-offs to average loans outstanding during the period	.52%	.52%	.09%	0.00%	0.00%

The allowance for loan losses at December 31, 2003, was $3.1 million, compared to $3.5 million at December 31, 2002. The provision for loan losses for 2003 was $687,000, a decrease of $2.6 million from $3.3 million for the period ended December 31, 2002. The large provision for loan losses in 2002 reflected $770,000 in anticipated loan losses in connection with a failed mortgage banking joint venture. We also increased our allowance in 2002 because we concluded that additional reserves were required against approximately $11.0 million in second mortgage loans that we could not sell in the secondary mortgage market. Finally, significant charge-offs in 2002 required additional provisions to make sure our allowance remained adequate.

The allowance for loan losses was 1.4% of total loans outstanding at December 31, 2003. Net charge-offs as a percentage of loans were .52% for both December 31, 2003 and 2002. The $981,000 in real estate mortgage loans charged off included $409,000 in loans to our partner in a failed mortgage banking joint venture. The remainder consisted of second mortgage loans we previously had sold that we were required to repurchase. All of those second mortgage loans were more than 90 days delinquent when we repurchased them. There were $164,000 loans past due 90 days or more at December 31, 2003. Management believes the allowance for loan losses is adequate to cover credit losses anticipated or inherent in the loan portfolio at December 31, 2003.

A breakdown of the allowance for loan losses in dollars and loans in each category to total loans in percentages is provided in the following tables. Because all of these factors are subject to change, the breakdown does not necessarily predict future loan losses in the indicated categories.

	December 31
	2003		2002
(Dollars in thousands)	Percent	Amount	Percent	Amount
Loans secured by real estate:
Construction/land development	4.8%	$143	0.0%	$0
1 – 4 family residential	53.3%	1,595	53.5%	1,873
Multi-family residential	0.3%	9	0.0%	0
Non-farm, non-residential	26.6%	792	19.2%	673
Loans to farmers	0.0%	0	0.0%	0
Commercial and industrial	13.6%	407	27.1%	948
Loans to individuals	1.4%	41	0.2%	5

Total	100.0%	$2,987	100.0%	$3,499

	December 31
	2001		2000		1999
(Dollars in thousands)	Percent	Amount	Percent	Amount	Percent	Amount
Loans secured by real estate:
Construction/land development	0.0%	$0	0.0%	$0	0.0%	$0
1 – 4 family residential	85.4%	1,188	75.8%	353	46.0%	74
Multi-family residential	0.0%	0	0.0%	0	0.0%	0
Non-farm, non-residential	11.3%	157	13.3%	62	37.3%	60
Loans to farmers	0.0%	0	0.0%	0	0.0%	0
Commercial and industrial	2.7%	38	9.2%	43	16.2%	26
Loans to individuals	0.6%	8	1.7%	8	0.5%	1

Total	100.0%	$1,391	100.0%	$466	100.0%	$161

Non-Interest Income

General. Millennium’s non-interest income consists primarily of loan fees, net gains on sale of loans and fees and service charges on deposit accounts. Commissions from purchases and sales of securities for customers represented less than 5% of total non-interest income in 2003. The following table presents information on the sources and amounts of non-interest income.

	December 31
Non Interest Income	2003	2002	2001
(In thousands)
Service charges, commissions and fees	$172	$350	$94
Mortgage banking operations income	3,191	2,921	5,138
Other income	1,145	189	164

Total	$4,508	$3,460	$5,396

For 2003, non-interest income increased to $4.5 million, compared to $3.5 million for 2002 and $5.3 million for 2001. A large component of other non-interest income for 2003 was $452,000 in net securities gains. Service charges on deposit accounts for 2003 totaled $172,000, compared to $155,000 in 2002, an increase of $17,000. This increase is attributable to the opening of three new branches in 2002 and increased service charges on accounts. Income on loans sold increased to $3.2 million in 2003 from $2.9 million in 2002. Net gains from the sale of mortgage loans decreased $2.2 million in 2002 as compared to 2001. Fees and estimated gains and losses on loans held for sale in 2002 were revised in the amended and restated Quarterly Report on Form 10-QSB for the period ended March 31, 2002. In the second quarter of 2002, we recognized the need to reduce the carrying value of mortgage loans held for sale, together with related gains. Of a total pre-tax adjustment of $2.3 million, $1.4 million was recorded in the first quarter of 2002, as we could not determine the amount of that adjustment that was applicable to prior periods. For more information on our mortgage banking operations, see “Business—One-to-Four-Family Residential Real Estate Lending.” During the first six months of 2003, mortgage banking income increased due to the high volume of refinancing. During the remainder of 2003, this income declined, as mortgage loan refinancings declined due to higher interest rates on mortgage loans. Management continues to review alternative methods, such as service fees, SBA lending and sales and increased activities at the brokerage subsidiary that may provide non-interest income.

The tables that follow summarize residential mortgage loan originations, purchases and sales by type of loan for the periods indicated.

	December 31
	2003		2002
(Dollars in thousands)	Amount	% of Total	Amount	% of Total
Mortgage Loans Originated and Purchased
Fixed Rate
First Mortgage	$161,595	71.88%	$276,469	71.18%
Second Mortgage	11,695	5.20%	65,808	16.94%
Adjustable Rate
First Mortgage	51,392	22.86%	46,142	11.88%
Second Mortgage	132	0.06%	0	0.00%

Total Residential Mortgage Loans Originated and Purchased	$224,814	100.00%	$388,419	100.00%

Mortgage Loans Sold
Fixed Rate
First Mortgage	$160,809	71.95%	$269,404	73.34%
Second Mortgage	11,501	5.15%	53,839	14.66%
Adjustable Rate
First Mortgage	51,052	22.84%	44,107	12.00%
Second Mortgage	132	0.06%	0	0.00%

Total Mortgage Loans Sold	$223,494	100.00%	$367,350	100.00%

We make mortgage loans through Millennium Bank and its majority owned operating subsidiaries. In the year ended December 31, 2003, 2.3% of our residential mortgage loan production came from our non-banking operating subsidiaries. Each operating subsidiary’s loan production consists primarily of loans to consumers acquired through the Internet, direct mail and brokers. In each case the minority shareholder may terminate its relationship with us on six months notice. Our remaining residential mortgage loan production comes from Millennium Bank.

We sell residential first and second mortgage loans in the secondary mortgage market to institutional purchasers. All second mortgage loans and all fixed rate first mortgage loans originated or purchased are held for sale. Millennium began originating federally insured or guaranteed mortgage loans in March 2004. We do not swap mortgage loans for mortgage backed securities. All loan sales are for cash. When we sell loans we give customary representations and warranties. If we breach those representations and warranties, a buyer of loans can require us to repurchase the loans.

Mortgage banking activities generally involve risks of loss if secondary mortgage market interest rates increase substantially while a loan is in the “pipeline” (the period beginning with the application to make or the commitment to purchase a loan and ending with the sale of the loan). In order to reduce this interest rate risk, we sell each fixed rate first mortgage loan when the borrower locks in the interest rate on the loan. Millennium does not use options, futures or other derivatives to hedge its interest rate risk.

In an environment of stable interest rates, our gains on the sale of mortgage loans would generally be limited to those gains resulting from the yield differential between retail mortgage loan interest rates and rates required by secondary market purchasers. A loss from the sale of a loan may occur if interest rates increase between the time we establish the interest rate on a loan and the time the loan is sold.

Periods of rising interest rates will adversely affect our income from our mortgage banking operations. In periods of rising interest rates, consumer demand for new mortgages and refinancing decreases, which in turn adversely affects our mortgage lending. Because of the uncertainty of future loan origination volume and the future level of interest rates, there can be no assurance that we will realize gains on the sale of loans in future periods.

Non-Interest Expense

Total non-interest expense includes employee-related costs, occupancy and equipment expense and other overhead. For the year ended December 31, 2003, non-interest expenses were $12.0 million, compared to $13.7 million for the year ended December 31, 2002. Salaries and benefits expense decreased 17.3% from $7.5 million for 2002 to $6.2 million for 2003. The decrease in salaries and benefits for 2003 was due to a decrease in commissions paid to mortgage loan officers, staff reductions, and an increased amount taken as a credit against salaries under FASB 91 on commercial loans. Occupancy increased $300,000, or 15.8%, from $1.9 million for the year ended December 31, 2002 to $2.2 million for the same period in 2003. We operated three more branches during all of 2003. In 2002, we opened a new branch in each of the second, third and fourth quarters. This contributed to increases in salary and benefits as well as increases in occupancy and equipment expenses. Other operating expenses (consisting of marketing, professional fees and administrative expense) declined to $3.5 million in the year ended December 31, 2003 from $4.0 million for the same period in 2002. Litigation expenses were $574,000 for the year ended December 31, 2003, compared to $426,000 in the year ended December 31, 2002. The litigation expenses were from two lawsuits, each of which was settled in the third quarter of 2003. At this time, we are not involved in any material litigation.

	December 31
Non Interest Expense	2003	2002	2001
(In thousands)
Salary and benefits	$6,172	$7,539	$5,045
Occupancy	994	887	486
Furniture, equipment & computers	1,238	1,009	608
Litigation expenses (1)	574	426	—
Marketing fees	92	250	232
Professional fees (2)	137	620	194
Administrative expense	2,783	2,959	1,379

Total	$11,990	$13,690	$7,944

(1)	Includes litigation-related legal fees and related expenses.

(2)	Excludes litigation-related legal fees and expenses.

Income Taxes

Millennium recorded income tax expense in the amount of $497,000 for the year ended December 31, 2003. The income tax benefit for 2002 was $1.8 million.

As of December 31, 2003 we have approximately $1.3 million of net operating losses available, which expire in 2022. In addition to federal income taxes the bank pays a Virginia state franchise tax. The franchise tax was $229,178, $102,655, and $64,587 for the years ended December 31, 2003, 2002, and 2001, respectively.

Sources of Funds

Deposits

Deposits have been the principal source of Millennium’s funds for use in lending and for other general business purposes. Millennium has employed alternative methods of gathering deposits to fund our mortgage loan operations, including brokered deposits. Brokered deposits are deposits that we obtain through brokers for a fee. Brokered deposits are available in bulk, and they do not require any investments in branch offices, branch personnel or additional spending for marketing or education of employees. The brokered deposits that we obtain consist primarily of jumbo 30 day to 180 day certificates of deposits, which increase Millennium’s overall cost of funds and decrease our net interest margin.

In addition to deposits, Millennium derives funds from loan repayments, cash flows generated from operations, which includes interest credited to deposit accounts, repurchase agreements entered into with commercial banks and Federal Home Loan Bank of Atlanta advances. Borrowings may be used to compensate for reductions in deposits or deposit-inflows at less than projected levels and have been used on a longer-term basis to support expanded lending activities.

Millennium attracts both short-term and long-term deposits from the general public by offering a wide assortment of accounts and rates. Millennium offers statement savings accounts, various checking accounts, various money market accounts, fixed-rate certificates with varying maturities, individual retirement accounts and is expanding to provide products and services for businesses and brokered deposits. Millennium’s principal use of deposits is to originate loans and fund investment securities.

At December 31, 2003, deposits were $272.1 million, an increase of 5.26% from $258.5 million at December 31, 2002. The deposit growth is a reflection of branch office growth, aggressive pricing, marketing and bank consolidation in Millennium’s principal market. In order to reduce the overall cost of funds and reduce our reliance on high cost time deposits and short term borrowings as a funding source, we continue to direct extensive marketing efforts towards attracting lower cost transaction accounts. However, there is no assurance that these efforts will be successful, or if successful, will reduce our reliance on time deposits and short term borrowings.

The following table sets forth the dollar amount of deposits in the various types of deposit programs offered by Millennium at the dates indicated.

	December 31
	2003	2002	2001
(In thousands)
Savings accounts	$1,504	$1,139	$341
Demand deposit accounts	19,150	13,912	26,708
NOW accounts	9,663	7,889	5,222
Money market accounts	124,300	142,514	34,875
CD’s less than $100K	49,572	46,142	31,885
CD’s greater than $100K	67,924	46,913	89,536

Total	$272,113	$258,509	$188,567

The following table contains information pertaining to the average amount and the average rate paid on each of the following deposit categories for the periods indicated.

	Years Ended December 31
	2003		2002		2001
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
(Dollars in thousands)
Non-interest bearing Demand deposits	$16,444	0.00%	$13,312	0.00%	$12,613	0.00%
Interest bearing NOW accounts	8,855	0.88%	6,490	1.53%	3,560	2.84%
Savings/Money Market accounts	137,106	1.69%	110,409	3.01%	19,118	4.40%
Time deposits	107,081	3.80%	105,474	4.13%	75,658	5.47%

Total deposits	$269,486	2.39%	$235,685	3.28%	$110,949	4.58%

The variety of deposit accounts offered by Millennium has allowed us to be competitive in obtaining funds and has allowed it to respond with flexibility to, although not to eliminate, the threat of disintermediation (the flow of funds away from depository institutions such as banking institutions into direct investment vehicles such as government and corporate securities). The ability of Millennium to attract and maintain deposits, and its cost of funds, has been, and will continue to be, significantly affected by money market conditions.

The following table sets forth the deposit flows of Millennium during the periods indicated.

	Year Ended December 31
	2003	2002	2001
(Dollars in thousands)
Opening balance	$258,509	$188,567	$71,343
Net deposits	6,634	62,030	111,817
Interest credited	6,970	7,912	5,407

Ending balance	$272,113	$258,509	$188,567

Net increase	$13,604	$69,942	$117,225

Percent increase	5.26%	37.1%	164.3%

The following table indicates the amount of Millennium’s certificates of deposits by time remaining until maturity as of December 31, 2003:

	Maturity
	3 Months or less	Over 3 to 6 months	Over 6 to 12 months	Over 12 months	Total
(In thousands)
Certificates of deposit less than $100,000	$7,249	$3,130	$8,777	$30,416	$49,572
Certificates of deposit of $100,000 or more	9,793	9,662	3,784	44,685	67,924

Total certificates of deposits	$17,042	$12,792	$12,561	$75,101	$117,496

Borrowings

As a member of the Federal Home Loan Bank of Atlanta, Millennium is required to own capital stock in the Federal Home Loan Bank and is authorized to apply for advances from the Federal Home Loan Bank. Each Federal Home Loan Bank credit program has its own interest rate, which may be fixed or variable, and range of maturities. The Federal Home Loan Bank may prescribe the acceptable uses to which these advances may be put, as well as on the size of the advances and repayment provisions. The advances are collateralized by Millennium’s investment in Federal Home Loan Bank stock and investment securities. At December 31, 2003, and December 31, 2002, $10.4 million and $13.4 million, respectively, was outstanding to the Federal Home Loan Bank.

Millennium’s borrowings also include securities sold under agreements to repurchase and federal funds purchased. Securities sold under agreements to repurchase are collateralized with Government Agency securities. The proceeds are used by Millennium for general corporate purposes. At December 31, 2003, and December 31, 2002, Millennium had $111,798 and $407,045, respectively, of securities sold under agreements to repurchase.

Millennium uses borrowings to supplement deposits when borrowings are available at a lower overall cost to Millennium or they can be invested at a positive rate of return.

The following tables set forth the maximum month-end balances, average balances and weighted average rates, of Federal Home Loan Bank advances, securities sold under agreements to repurchase and other borrowings for the periods indicated.

	Year Ended December 31
	2003	2002	2001
(Dollars in thousands)
Maximum Balance:
FHLB advances	$23,400	$24,800	$9,950
Federal funds purchased	7,290	11,613	6,665
Trust preferred securities	8,000	8,000	0
Securities sold under agreements to repurchase	1,151	1,676	0

	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate
FHLB advances	$14,875	1.78%	$8,164	2.09%	$4,101	4.54%
Federal funds purchased	3,381	1.69%	2,631	2.17%	2,012	4.13%
Trust preferred securities	8,000	5.73%	3,901	6.31%	0	0.00%
Securities sold under agreements to repurchase	813	0.25%	874	0.46%	784	1.91%

The following table sets forth the balances of Millennium’s short-term borrowings at the dates indicated.

	December 31
	2003	2002	2001
(Dollars in thousands)
FHLB advances	$400	$13,000	$0
Federal funds purchased	5,516	8,936	2,640
Securities sold under agreements to repurchase	112	407	0

Total short-term borrowings	$6,028	$22,343	$2,640

Weighted average interest rate of short-term FHLB advances	6.48%	1.83%	0.00%
Weighted average interest rate of securities sold under agreements to repurchase	0.25%	0.50%	0.50%
Weighted average interest rate of other borrowings	1.33%	1.38%	6.48%

Liquidity and Capital Resources

Liquidity is the ability to meet present and future financial obligations either through the sale of existing assets or the acquisition of additional funds through asset and liability management. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is provided. As a result of Millennium’s management of liquid assets and the ability to generate liquidity through increasing deposits, management believes that Millennium maintains overall liquidity that is sufficient to satisfy its depositors’ requirements and meet its customers’ credit needs.

Millennium’s primary sources of funds are deposits, borrowings, and amortization, prepayments and maturities of outstanding loans and investments, and loan sales. While scheduled payments from the amortization of loans and securities are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. Excess funds are invested in overnight deposits to fund cash requirements experienced in the normal course of business. Millennium has been able to generate sufficient cash through its deposits as well as borrowings.

For the years ended December 31, 2003 and 2002, operating activities absorbed approximately $39.8 million and $13.1 respectively while investing activities absorbed approximately $(49.9) million and $(113.6) million, respectively. For the year ended December 31, 2003, investing activities were a result of a net increase in loans of $12.9 million, net increase in federal funds sold of $0.6 million and net increase in investment securities of $36.7 million. For the year ended December 31, 2002, investing activities were a result of a net increase in loans of $80.0 million, net decrease in federal funds sold of $9.7 million, and an increase in net investment securities of $41.7 million. In addition, for the years ended December 31, 2003 and 2002, financing activities provided $7.4 and $104.7 million, respectively. For the year ended 2003, financing activities were a result of net payoffs of Federal Home Loan Bank advances of $3.0 million, net proceeds from issuance of common stock of $555,000, and a net increase in deposits of approximately $13.6 million. For the period ended December 31,2002 financing activities were a result of net proceeds from the issuance of common stock of $7.0 million, a net increase in deposits of approximately $69.9 million, issuance of trust preferred of $8.0 million, increase in Federal Home Loan Bank advances of $13.0 million, and an increase in federal funds purchased and repurchase agreements of $6.7 million.

Millennium uses its sources of funds primarily to meet operating needs, to pay deposit withdrawals and fund loan commitments. At December 31, 2003 and December 31, 2002 total approved loan commitments were $25.8 million and $20.3 million respectively. Certificates of deposit scheduled to mature in one year or less at December 31, 2003, totaled $29.8 million.

At December 31, 2003, we had a borrowing limit of $31.3 million with the Federal Home Loan Bank. Our outstanding borrowings from the Federal Home Loan Bank totaled $10.4 million at December 31, 2003, which leaves an additional borrowing capacity of $20.9 million. Our borrowing limit is based on 10% of Bank assets at each quarter end date. We also have two lines of credit with the Community Bankers Bank in Virginia in the amounts of $11.1 million secured and $8.7 million unsecured. Our outstanding borrowings from the Community Bankers Bank totaled $5.5 million at December 31, 2003, with remaining available lines of credit of $14.3 million.

Management intends to fund anticipated loan closings and operating needs through cash on hand, brokered deposits, proceeds from the sale of loans, cash generated from operations and anticipated increases in deposits. Current and anticipated marketing programs will be primarily targeted at the attraction of lower cost transaction accounts.

Capital represents funds, earned or obtained, over which financial institutions can exercise greater control in comparison with deposits and borrowed funds. The adequacy of Millennium’s capital is reviewed by management on an ongoing basis with reference to size, composition and quality of Millennium’s resources and consistent with regulatory requirements and industry standards. Management seeks to maintain a capital structure that will support anticipated asset growth and absorb any potential losses.

Millennium Bankshares and Millennium Bank are subject to regulatory capital requirements of the Federal Reserve. At December 31, 2003, Millennium exceeded all such regulatory capital requirements as shown in the following table.

	December 31, 2003
	Millennium Bankshares Corporation	Millennium Bank
(Dollars in thousands)
Tier 1 Capital:
Common stock	$18,214	$12,300
Capital surplus	599	12,300
Trust preferred securities (1)	4,159	0
Retained earnings	(2,176)	(1,503)

Disallowed intangible assets	0	0

Total Tier 1 Capital	$20,796	$23,097

Tier 2 Capital:
Allowance for loan losses (2)	2,676	2,666
Trust preferred securities	3,841	0

Total Tier 2 Capital	6,517	2,666

Total Risk Based Capital	$27,313	$25,763
Risk Weighted Assets	$213,717	$212,920
Capital Ratios:
Tier 1 Risk-based	9.73%	10.85%
Total Risk-based	12.78%	12.10%
Tier 1 Capital to average adjusted total assets	6.65%	7.40%

(1)	Limited to 25% of Tier 1 capital. Remainder is Tier 2 capital.

(2)	Limited to 1.25% of risk weighted assets.

Off Balance Sheet Arrangements

The following table summarizes our off-balance sheet arrangements:

	Maturity by Period
December 31, 2003 (in thousands)	Less than 1 year	Greater than 1 year to 3 years	Greater than 3 years to 5 years	Greater than 5 years	Total
Standby letters of credit	$1,814	$—	$—	$—	$1,814
Commitments to extend credit	5,523	3,594	1,109	13,772	23,998
Mortgage Banking Commitments:
Rate lock commitments	8,656	—	—	—	8,656
Mandatory forward sales contracts	3,380	—	—	—	3,380

Standby letters of credit represent commitments by us to repay a third party beneficiary when a customer fails to repay a loan or debt instrument. The terms and risk of loss involved in issuing standby letters of credit are similar to those involved in issuing loan commitments and extending credit. In addition to credit risk, we also have liquidity risk associated with stand by letters of credit because funding for these obligations could be required immediately.

Commitments to extend credit are loan commitments, which assure a borrower of financing for a specified period of time at a specified rate on a loan Millennium intends to hold in its portfolio. The risk to Millennium under such commitments is limited to the terms of the contracts. For example, Millennium may not be obligated to advance funds if the customer’s financial condition deteriorates or if the customer fails to meet specific covenants. An approved loan commitment represents a potential credit risk once the funds are advanced to the customer. This is also a liquidity risk since the customer may demand immediate cash that would require funding and interest rate risk as market interest rates may rise above the rate committed.

Our mortgage banking activities generally include two types of commitments. The first type is a rate lock commitment with the client. In a rate lock commitment, a client while in process of obtaining approval for a fixed rate secondary market loan can, at their own determination, fix or “lock in” the rate on the loan. The commitments are generally for periods of 60 to 90 days and are at market rates. To mitigate risk from market interest rate fluctuations and to provide for a mechanism to deliver these loans into the secondary market, we generally enter into mandatory forward sales contracts on rate lock commitments. Second, we also have mandatory sales contracts covering loans held for sale, which represents a price commitment.

Aggregate Contractual Obligations

The following table summarizes our contractual obligations:

	Maturity by Period as of December 31, 2003
December 31, 2003 (in thousands)	Less than 1 year	Greater than 1 year to 3 years	Greater than 3 years to 5 years	Greater than 5 years	Total
Deposits	$197,012	$49,554	$24,176	$1,371	$272,113
FHLB Borrowings	400	5,000	5,000	—	10,400
Lease commitments	251	481	190	13	935

Total	$197,663	$55,035	$29,366	$1,384	$283,448

Deposits represent non interest bearing, money market, savings, NOW, certificates of deposits, brokered and all other deposits held by us. Amounts that have an indeterminate maturity period are included in the less than one-year category above.

FHLB borrowings represent the amounts that are due to the FHLB of Atlanta. These amounts have fixed maturity dates. Some of these borrowings, although fixed, are subject to conversion provisions at the option of the FHLB or us can prepay these advances without a penalty. Management does not believe these advances will be converted in the near term.

Lease commitments represent the total minimum lease payments under non-cancelable operating leases.

Impact of Inflation and Changing Prices and Seasonality

The financial statements that are included in this prospectus have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since such prices are affected by inflation.

BUSINESS

General

Millennium Bankshares Corporation (“Millennium”) is a bank holding company headquartered in Reston, Virginia. We were incorporated in 1998 and began operations in April 1999. We provide commercial and consumer banking services through Millennium Bank. At December 31, 2003 we had total consolidated assets of $313.4 million, deposits of $272.1 million and stockholders’ equity of $15.9 million.

We operate six banking offices – two in Reston, Virginia and one each in Great Falls, Herndon, Colonial Heights, and Richmond, Virginia. Four of our banking offices are situated in Fairfax County, Virginia, just west of Washington, D.C. and two are located in the Richmond, Virginia metropolitan area. Our branches are located in growing counties. The population of Fairfax County grew from 818,584 in 1990 to 969,749 in 2000, and the combined population of Henrico County and Chesterfield County where our Richmond area branches are located, grew from 217,881 in 1990 to 262,300 in 2000.

We own a community bank, which provides a broad range of commercial and retail banking services designed to meet the needs of businesses and consumers in the communities we serve. We emphasize local decision-making within our organization and provide attentive personal service to our customers. By combining the technological support and products and services that our customers demand with direct access to senior management and responsive customer service, we seek to foster a business and consumer banking environment that allows us to effectively compete in our particular market with other financial institutions of all sizes.

Even though we are a small bank, we seek to provide our customers with the technological support that banking in today’s market requires. We offer 24 hour a day, seven day a week internet banking services. These services allow consumers and businesses to view accounts, make transfers, submit wire transfer requests, pay bills and place stop payments on checks.

Subsidiaries

We conduct primarily all of our business through Millennium Bank and its wholly and majority owned subsidiaries. The subsidiaries other than Millennium Capital are not material to the business of Millennium or Millennium Bank.

The subsidiaries listed in the following table originate, process, and underwrite first and second trust residential mortgage loans.

Subsidiary	Location	Nature of Business	Date Established
Millennium Capital	Reston, VA	Wholesale and Retail Lending	May 1999
Millennium Wholesale Lending	Reston, VA	Wholesale Lending	May 2001
Millennium Sunbelt Mortgage	Las Vegas, NV	Retail Lending	Dec. 2001

Millennium Bankshares Corporation is the sole shareholder of Millennium Brokerage Services, Inc., which offers securities brokerage services, financial analysis, professional money management, stocks, bonds and mutual funds through UVEST. We have notified UVEST that the relationship will be terminated in the first half of 2004, and we have signed an agreement with MetLife Securities, Inc. to provide retail securities brokerage services to our customers. We formed Millennium Financial, Inc. on February 23, 2004, to provide insurance services to our bank customers through Metropolitan Life Insurance Company.

In addition, we are a majority owner of Millennium e-Banking Solutions, L.L.C. This entity is currently marketing a proprietary financial software solution through Millennium Bank.

Market Area

We consider our target market to be the greater Washington metropolitan area, which we define as the District of Columbia, the northern Virginia counties of Fairfax, Fauquier, Loudoun and Prince William, and the Maryland counties of Frederick, Montgomery and Prince George’s. Our target market also includes Richmond, Virginia and the surrounding counties of Chesterfield and Henrico.

According to the 2000 U.S. Census data, the population of the greater Washington metropolitan area was approximately 4.5 million people. The average of the median household income figures reported in the 2000 U.S. Census for each of the 15 jurisdictions comprising the greater Washington metropolitan area was approximately $64,200, compared to a national median household income of approximately $42,000. Based on estimates released by the Bureau of Labor Statistics of the U.S. Department of Labor for September 2003, the unemployment rate for the greater Washington metropolitan area was approximately 3.3%, compared to a national unemployment rate of 5.8%. According to 2000 U.S. Census figures, approximately 44% of adults at least 25 years of age in this area have a bachelor’s degree or higher, compared to approximately 24% nationally. As of June 30, 2003, total deposits in this area were approximately $104 billion.

Our headquarters is located approximately 20 miles west of Washington, D.C., in Reston, Virginia, which is in Fairfax County. The 2000 U.S. Census data indicates that Fairfax County is the most populous county in Virginia with a population of approximately one million people and a median household income of over $81,000. Based on estimates released by the Bureau of Labor Statistics of the U.S. Department of Labor for September 2003, the unemployment rate in Fairfax County was 2.4%. The U.S. Census data shows that over 54% of Fairfax County adults at least 25 years old have a bachelor’s degree or higher.

Competition

Our headquarters is in the Reston-Herndon market area where there is a limited community bank presence. It is a community serviced by the branches of large regional banks that are headquartered, for the most part, in cities outside the Washington D.C. Metropolitan area. Our market area is a highly competitive, highly branched banking market. We compete as a financial intermediary with other commercial banks, savings and loan associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions operating in the Fairfax County market area and elsewhere.

Competition in the market area for loans to small businesses and professionals is intense, and pricing is important. Most of our competitors have substantially greater resources than Millennium. Many competitors offer services, such as extensive branch networks and trust services, we currently do not provide. Moreover, larger institutions operating in the Northern Virginia market have access to borrowed funds at lower costs than are available to the Bank. Deposit competition among institutions in the market area also is strong. As a result, it is possible that we will pay above-market rates to attract deposits. According to a market share report prepared by the FDIC, we held 0.22% of deposits in the Fairfax County market as of June 30, 2003, the most recent date for which market share information is available.

Credit Policies

The principal risk associated with each of the categories of loans in Millennium’s portfolio is the creditworthiness of its borrowers. Within each category, credit risk is increased or decreased, depending on prevailing economic conditions. In an effort to manage the risk of loans made, our policy gives loan approval limits to individual officers based on their position and experience. Loans that are held for sale are underwritten to investor guidelines. All fixed rate residential first mortgage loans are pre-sold prior to settlement on the loan.

Millennium Bank has written policies and procedures to help manage credit risk. We have implemented a loan review process that includes portfolio management strategy, underwriting standards and risk assessment guidelines, procedures for ongoing identification and management of credit deterioration, and regular portfolio reviews to establish loss exposure and to ascertain compliance with the Bank’s policies.

Millennium Bank uses an Officers Loan Committee and Directors Loan Committee to approve loans. The Officers Loan Committee, which consists of the Chairman and additional officers, meets as necessary to review most applications for loans that are intended to be held in the portfolio. A Directors Loan Committee, which currently consists of six directors, approves loans in excess of $1,000,000 that have been previously approved by the Officers Loan Committee. The Directors Loan Committee also reviews lending policies proposed by Management.

We obtain small business and commercial loans through direct solicitation of owners and continued business from customers. Completed commercial loan applications are reviewed by the Bank’s loan officers. As part of the application process, information is obtained concerning the income, financial condition, employment and credit history of the applicant. If commercial real estate is involved, information is also obtained concerning cash flow after debt service. Loan quality is analyzed based on the Bank’s experience and its credit underwriting guidelines, as well as guidelines issued by the Office of the Comptroller of the Currency.

In the normal course of business, the bank makes various commitments and incurs certain contingent liabilities, which are disclosed in the footnotes of its annual financial statements, including commitments to extend credit. At December 31, 2003, commitments to extend credit totaled $25.8 million.

Commercial Lending

General. Commercial business loans and commercial real estate loans generally have a higher degree of risk than residential mortgage loans, but have commensurately higher yields. To manage these risks, we generally secure appropriate collateral, obtain personal guarantees from principals, and monitor the financial condition of our business borrowers. The availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself. Further, the collateral for commercial business loans may depreciate over time and cannot be appraised with as much precision as residential real estate. At December 31, 2003, commercial loans totaled $127.8 million, or 58.6% of the total loan portfolio.

We have implemented a credit review and monitoring system to review the cash flow of commercial borrowers. Residential mortgage loans generally are made on the basis of the borrower’s ability to make repayment from his employment and other income and are secured by real estate whose value tends to be easily ascertainable. In contrast, commercial business loans typically are made on the basis of the borrower’s ability to make repayment from cash flow from its business and are secured by assets, such as commercial real estate, accounts receivable, equipment and inventory.

Real Estate Loans. Commercial real estate loans may be secured by various types of commercial real estate in Millennium’s market area, including multi-family residential buildings, commercial buildings and offices, small shopping centers and churches. In its underwriting of commercial real estate, the Bank may lend up to 80% of the secured property’s appraised value. The Bank’s commercial real estate loan underwriting criteria require an examination of debt service coverage ratios, the borrower’s creditworthiness and prior credit history and reputation, and generally requires personal guarantees or endorsements of borrowers. At December 31, 2003, commercial real estate loans totaled $94.9 million, or 43.5% of the total loan portfolio.

Construction Loans. Our loan policy allows for local construction loans, primarily to individual small builders on a limited basis. At December 31, 2003, there was $17.4 million in construction and land development loans outstanding in the commercial loan portfolio. The Bank will obtain a first lien on the property as security for its construction loans and personal guarantees from the borrower’s principal owners.

Small Business Lending. Today, the principal activity of the Bank’s commercial loan division is the origination of commercial mortgage and non-mortgage loans to small and medium sized businesses. We regularly use various loan guarantee loan programs offered through the Small Business Administration, including the 504 loan program, which is intended to help small and medium sized businesses avoid large down payments and floating interest rates that are typically associated with purchases of fixed assets used to expand operations. Whenever possible, the 504 loan program provides long-term and fixed rate financing for investment in fixed assets, primarily real estate and large/heavy equipment. At December 31, 2003, Small Business Administration loans totaled $13.2 million, or 10.33% of the commercial loan portfolio.

One-to-Four-Family Residential Real Estate Lending

Millennium Capital makes residential loans and sells them to investors in the secondary mortgage market. We originate both conforming and non-conforming residential loans. We make mortgage loans in our banking offices as well as through the mortgage banking subsidiaries of Millennium located in Reston and Richmond, Virginia, and Las Vegas, Nevada.

In 2003 as the mortgage refinancing boom peaked, many mortgage companies were posting record profits. Millennium Capital, however, did not return a profit to us in 2003. There are several reasons for this disappointment. The restructuring of the Millennium Capital organization, continued emphasis on internet mortgage banking, as well its loan product offerings and marketing focus, all contributed to this poor performance.

We began the reorganization of the Millennium Capital structure in the fourth quarter of 2002. The president of Millennium Capital resigned in November 2002. This, together with the loss of our most experienced loan officers, reduced loan production in 2003. An interim president of Millennium Capital was named in May 2003, to oversee the restructuring and guide us through compliance with the memorandum of understanding, pending the appointment of an experienced mortgage professional to lead Millennium Capital.

On November 18, 2003, James O’Brien was named president of Millennium Capital. He brings to us over 25 years in the mortgage industry and a wealth of sales knowledge. Since his arrival, Mr. O’Brien has recruited four managers and 22 additional mortgage loan officers. He continues to oversee the reorganization of the mortgage operations area to ensure that procedures and processes continue to support increasing loan volume.

As part of this reorganization, we changed the loan products we offer. Our focus shifted from a high emphasis on riskier second mortgage loans, where the loan amount exceeded the value of the collateral, to a focus on more traditional first mortgage loans and second mortgage loans with a loan to value ratio of 100% or less. We discontinued the production of the riskier second mortgage loans in January 2003. With this change, our lenders converted from originating the second mortgage loans to loan products where they lacked expertise. Hiring experienced first mortgage lenders was difficult during the mortgage refinancing boom in the first nine months of 2003. However, during the fourth quarter 2003, several very experienced, seasoned first mortgage lenders joined our team. The results of their efforts are expected to begin increasing our mortgage loan production volumes during the first quarter of 2004.

Additionally, Millennium Capital has shifted its first mortgage lending emphasis from internet referral lending to traditional referral sources, including personal contacts, realtor and construction industry relationships, advertising and cross-selling throughout our organization. Until November 2003, the majority of our first mortgage loan volume came from internet referral sources. We not only paid a modest fee for each lead, but a substantial fee of $500 or more for each loan that closed. At the same time, borrowers who use internet referral services shop strictly on the basis of price, so the gains from selling these loans usually are less than on loans where a borrower is referred by a builder or real estate agent for whom dependability and timely performance are important. This shift should provide business relationships that lead to repeat and ongoing business. It also relies on lender skill and expertise, rather than pricing alone, to attract customers.

Changes related to cost controls, reduction of overhead and salary expense were implemented in December 2003. Resource needs in staffing and outside services were thoroughly analyzed, based on cost benefit and loan production levels.

In addition to changing the management of Millennium Capital and the types of loans it offers, we have entered into an employment contract with Mr. O’Brien that is intended to limit our risk in the mortgage banking area. Under the contract, Millennium Bank will earn interest on its loans to Millennium Capital at 2.5% over our average cost of funds and receive a payment of $500 for each loan made by Millennium Capital, as well as reimbursement for expenses incurred in creating the loan. Mr. O’Brien will receive the net income of Millennium Capital, after payments of those fees and interest to Millennium Bank.

We may retain in our portfolio loans secured by one-to-four-family residences, some of which are located in our market area. We also may retain non-conforming adjustable rate mortgages for consumers that do not reside in our market area.

We evaluate both the borrower’s ability to make principal and interest payments and the value of the property that will secure the loan. We make first mortgage loans in amounts of up to 100% LTV of the appraised value of the underlying real estate, but retain in our portfolio some loans with an 80% LTV or less appraised value. We retain some second mortgage loans secured by property in various market areas. Second mortgage loans with a loan to value ratio over 95% are underwritten to institutional investor guidelines. For conventional loans in excess of 80% loan to value, private mortgage insurance is secured insuring the mortgage loans to 75% loan to value.

Our current one-to-four-family residential adjustable rate mortgage loans have interest rates that adjust every 1, 3, 5, or 7 years, based on a spread over the rates on one-year U.S. Treasury bills. Millennium’s adjustable rate mortgage loans generally limit interest rate increases to 2% each rate adjustment period and have an established ceiling rate at the time the loans are made of up to 6% over the original interest rate. Borrowers are qualified at the first year interest rate plus 2%. There are risks resulting from increased costs to a borrower as a result of the periodic repricing mechanisms of these loans. Despite the benefits of adjustable rate mortgage loans to an institution’s asset/liability management, they pose additional risks, primarily because as interest rates rise, the underlying payments by the borrowers rise, increasing the potential for default. At the same time, the marketability of the underlying property may be adversely affected by higher interest rates. We minimize these risks by underwriting these loans to be sold in the secondary mortgage market.

Millennium requires title opinions and fire and casualty insurance coverage, as well as title insurance and flood insurance where appropriate, to protect Millennium’s interest. The cost of this insurance coverage is paid by the borrower. We typically require escrows for taxes and insurance.

Consumer Lending

Millennium offers various secured and unsecured consumer loans, including unsecured personal loans and lines of credit, automobile loans, deposit account loans, installment and demand loans, letters of credit, and home equity loans. Such loans are generally made to customers with a pre-existing relationship with Millennium.

Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of unsecured consumer loans, such as lines of credit, or loans secured by rapidly depreciable assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The underwriting standards employed by the Bank for consumer loans include a determination of the applicant’s payment history on other debts and an assessment of ability to meet existing obligations and payments on the proposed loan. The stability of the applicant’s monthly income may be determined by verification of gross monthly income for primary employment, and additionally from any verifiable secondary income. Although creditworthiness of the applicant is of primary consideration, the underwriting process also includes an analysis of the value of the security in relation to the proposed loan amount.

Legal Proceedings

In the course of our operations, we may become a party to legal proceedings. We are not aware of any material pending or threatened legal proceedings.

Employees

At December 31, 2003, Millennium had the equivalent of 104 employees, 2 of which are part-time employees. None of Millennium’s employees are represented by a collective bargaining unit.

Description of Property

Millennium conducts its business from its main office in Reston, Virginia, five other branch banking offices and one loan production office. Majority owned subsidiaries occupy space that is not an obligation of Millennium and contractually provided by the minority owner. The following table provides certain information with respect to our properties:

Location	Date Facility Opened	Ownership and Leasing Arrangements

Main Office:

1601 Washington Plaza Reston, Virginia	1999	Leased from 1601 Washington Plaza, LLC, a Virginia limited liability company comprised of unit owners that are also Millennium shareholders. Lease expires in 2010, subject to Millennium’s right to renew for an additional 10-year term.

Branch Offices:

1025-K Seneca Road Great Falls, Virginia	2001	Lease from Tectum, LLC expires in 2005, subject to Millennium’s right to renew for three additional five-year terms.

1051 Elden Street Herndon, Virginia	2001	Leased from 1051 Elden Street, LLC, a Virginia limited liability company comprised of unit owners that are also Millennium shareholders. Lease expires in 2013 and three consecutive five-year renewal options.

11260 Roger Bacon Drive Reston, Virginia	2002	Leased from Roger Bacon Associates Limited Partnership. Lease expires in 2007 and has four consecutive five-year renewal options.

8821 West Broad Street Richmond, Virginia	2002	Leased from Arthur J. Shaheen. Lease expires in 2009 and has two consecutive five-year renewal options.

3400 Boulevard Colonial Heights, Virginia	2002	Leased from Poovillam S. Subramaniam. Lease expires in 2007 and has two consecutive five-year renewal options.

Loan Offices:

170 W Shirley Avenue Warrenton, Virginia	2003	Leased from Angler Development, LLC. Lease expires May 9, 2004.

Planned Branch Office Warrenton, Virginia	2004	Leased from Corinth Investments, LLC. Lease expires in 2009 and has five-year renewal options.

We believe that all of our properties are maintained in good operating condition and are suitable and adequate for our operational needs.

MANAGEMENT

The Board of Directors

Our board of directors currently consists of 11 members. The Board of Directors is divided into three classes, each of which can consist of five members. These directors serve for the terms of their respective classes, which expire in 2004, 2005 and 2006. The following table sets forth the composition of the Board of Directors.

Class A (Term Expiring in 2006)	Class B (Term Expiring in 2004)	Class C (Term Expiring in 2005)

Michael Colen* Susan B. Gregg, CPA, CFP* William P. Haggerty, CPA, CVA* Carroll C. Markley	L. James D’Agostino Arthur J. Novick, D.D.S. Robert T. Smoot Douglas K. Turner	Stewart R. Little David B. Morey Rolando Santos, M.D.

*	Ms. Gregg and Mr. Haggerty were appointed to the board of directors in January 2004 and will stand for election as Class A directors to serve until the 2006 Shareholders Meeting at the next shareholders’ meeting. Mr. Colen was appointed to the board of directors in February 2004 and will stand for election as a Class A director to serve until the 2006 Shareholders Meeting at the next shareholders’ meeting.

The following information sets forth as of April 1, 2004 the names, ages, principal occupations and business experience for all 11 directors. Unless otherwise indicated, the business experience and principal occupations shown for each incumbent director has extended five or more years.

Michael Colen, 54, was appointed to the board of directors in February 2004.

Mr. Colen is the owner and proprietor of James, LTD., a retail men’s clothier in Tysons Corner, Virginia since 1998. Previously, he also owned and operated M.C. Jeans dba Versace Jeans Couture in Tysons Corner, Virginia from 1995 until 2002. He is also currently a limited partner in the Baja Fresh franchises in Boston, Massachusetts and was formerly a limited partner in the Outback Steakhouse franchise in Alabama from 1993 to 2003.

L. James D’Agostino, 52, has been a director since 1998.

Mr. D’Agostino is an attorney with the law firm of Greenberg Traurig LLP in Tysons Corner, Virginia. Previously, he was an attorney with the law firm of Reed Smith LLP in Vienna, Virginia from 1998 until March 2004. Reed Smith provided legal services to us and Millennium Bank from time to time.

Susan B. Gregg, CPA, CFP, 55, was appointed to the board of directors in January 2004.

Ms. Gregg is currently a partner in the certified public accounting firm of Goodman and Company, L.L.P. working in the firm’s Tysons Corner, Virginia office were she has been employed since 1984. Ms. Gregg has broad experience in the areas of personal, corporation, and partnership taxation, dealing with complex business and personal issues, including tax planning, entity structuring, and succession planning.

William P. Haggerty, CPA, CVA, 58, was appointed to the board of directors in January 2004.

Mr. Haggerty has been a principal and owner of the certified public accounting and consulting firm of Haggerty & Associates in Bethesda, Maryland since 1990. Additionally, he has been a principal and investor in the financial consulting firm of Haggerty, Knox & Associates in Bethesda, Maryland since 1993, where he consults in mergers and acquisitions, business valuations, financial analysis, forecasting and budgeting, business planning, and corporate finance and planning.

Stewart R. Little, 49, has been a director since 1998.

Mr. Little is the owner of and has served as president of SRL, Inc., a company that serves Native American organizations in the areas of Information Technology and Business/Management consulting, since 1995.

Carroll C. Markley, 65, has been a director since 1998.

Mr. Markley has been the founding chairman, president, and chief executive officer of Millennium and Millennium Bank since 1998. He was the founding president and chief executive officer of First Patriot Bankshares Corporation and Patriot National Bank in Reston, Virginia from 1990 until its sale in 1997. He also served as chairman and chief executive officer of United Bank in Reston, Virginia in 1997 and 1998.

David B. Morey, 55, has been a director since 1998.

Mr. Morey serves as a president of the retail lending division of Millennium Capital, Inc., the mortgage lending subsidiary of Millennium Bank. Mr. Morey has been employed with Millennium Capital, Inc. in various capacities since 2001. During 2000 and 2001, he served as president and director of Next Generation Media, Inc., and was president of United Marketing Solutions, Inc., a wholly owned subsidiary of Next Generation Media, Inc. From 1985 until 1999, he was president of Ameriprint, Inc., a printing company. In February 2000, an involuntary bankruptcy petition was filed with respect to Ameriprint. The filing resulted in a Chapter 7 liquidation of the company.

Arthur J. Novick, D.D.S., 58, has been a director since 1998.

Dr. Novick is the president of the professional dental corporation of Novick, Hartz and Hall in Reston, Virginia where he has been providing dental services since 1972.

Rolando J. Santos, M.D., 63, has been a director since 1998.

Dr. Santos is a medical doctor and has been practicing in Springfield, Virginia in private practice since 1970.

Robert T. Smoot, 52, has been a director since 1998.

Mr. Smoot has been employed by the Department of Veterans Affairs in Washington D.C. since 1981. He has also been active in real estate development and management as an owner of C Squared Management & Development in Great Falls, Virginia since 1996.

Douglas K. Turner, 61, has been a director since 1998.

Mr. Turner founded and serves as chairman of CMS Information Services, Inc., in Vienna, Virginia, a company that provides PC based custom software and systems design, development, and support for business applications.

Executive Officers Who Are Not Directors

Information with respect to Carroll C. Markley, our chairman, president and chief executive officer, is set forth above. Information with respect to our other executive officers is as follows:

Kelly E. Marsh, 30, is our corporate secretary. Prior to joining us, Ms. Marsh was the corporate secretary of Patriot National Bank in Reston, Virginia from 1994 to 1998.

Anita L. Shull, CPA, 42, has been executive vice president and chief operating officer of each of Millennium and Millennium Bank since 2002. Most recently, Ms. Shull served as executive vice president and chief financial officer for Marshall National Bank & Trust Company in Marshall, Virginia, where she was employed since 1990. Prior to joining Marshall National Bank & Trust Company, Ms. Shull was employed by Yount Hyde & Barbour, a certified public accounting firm.

Janet A. Valentine, CPA, 52, has been executive vice president and chief financial officer of each of Millennium and Millennium Bank since 2002. Ms. Valentine previously served as chief financial officer of Cardinal Financial Corporation in Fairfax, Virginia from 2000 until 2002. Ms. Valentine was chief financial officer of Heritage Bank in McLean, Virginia from 1999 until its purchase by Cardinal Financial Corporation in 2000. Ms. Valentine was one of the founding team members and the chief financial officer of Alliance Bank in Fairfax, Virginia from 1997 to 1999.

Security Ownership of Management

The following table sets forth, as of April 1, 2004, certain information with respect to beneficial ownership of shares of our common stock by each of the members of the Board of Directors, by each of the executive officers named in the “Summary Compensation Table” below (the “named executive officers”) and by all directors and executive officers as a group. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of the individual living in such person’s home, as well as shares, if any, held in the name of another person under an arrangement whereby the director or executive officer can vest title in himself at once or at some future time.

Name	Address	Common Stock Beneficially Owned (1) (2)	Percentage of Class
Michael Colen	9837 Avenel Farm Drive Potomac, MD 20854	12,000	0.33%
L. James D’Agostino	1122 Litton Lane McLean, Virginia 22101	24,940	0.68%
Susan B. Gregg	418 East Street, N.E. Vienna, Virginia 22180	190	0.01%
William P. Haggerty	5309 Wakefield Road Bethesda, Maryland 20816	330	0.01%
Stewart R. Little	14812 N. 94th Place Scottsdale, Arizona 85260	61,960	1.69%
Carroll C. Markley	11776 Stratford House Way Reston, Virginia 20190	291,971	7.61%
David B. Morey	1416 Rosewood Hill Drive Vienna, Virginia 22182	73,900	2.01%
Arthur J. Novick	11300 Stoneledge Court Reston, Virginia 20191	92,540	2.52%
Rolando J. Santos	7180 Wolf Run Shoals Road Fairfax Station, Virginia 22039	60,730	1.65%
Anita L. Shull	241 Fairfield Drive Winchester, Virginia 22602	16,883	0.46%
Robert T. Smoot	358 Gallop Wood Place Great Falls, Virginia 22066	93,556	2.54%
Douglas K. Turner	506 Prince Street Alexandria, Virginia 22314	95,190	2.59%
Janet A. Valentine	2101 Glencourse Lane Reston, Virginia 20191	5,000	0.14%
All present executive officers and directors as a group (14 persons)		883,890	21.45%

(1)	Amounts disclosed include shares of common stock that certain directors and officers have the right to acquire upon the exercise of stock options exercisable within 60 days, as follows: Mr. D’Agostino, 1,310; Ms. Gregg, 60; Mr. Haggerty, 130; Mr. Little, 1,560; Mr. Markley, 130,885; Mr. Morey, 2,310; Dr. Novick, 1,750; Dr. Santos, 730; Ms. Shull, 15,000; Mr. Smoot, 1,940; Mr. Turner, 3,590; and Ms. Valentine, 5,000.

(2)	Amounts disclosed include shares of common stock that certain directors have the right to acquire upon the exercise of warrants, as follows: Mr. Colen, 10,000; Mr. D’Agostino, 10,000; Mr. Little,

30,200; Mr. Markley, 60,000; Mr. Morey, 30,000; Mr. Novick, 30,000; Mr. Santos, 30,000; Mr. Smoot, 32,000; and Mr. Turner, 30,200.

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of March 17, 2004, certain information with respect to the beneficial ownership of shares of our common stock by each person who owns, to our knowledge, more than five percent of the outstanding shares of our common stock.

Name	Common Stock Beneficially Owned	Percentage of Class
Eric D. Jacobs Jeffrey A. Miller P.O. Box 26039 Gallows Bay Station Christiansted, St. Croix USVI 00824	335,500(1)	9.20%
Carroll C. Markley 11776 Stratford House Way Reston, Virginia 20190	291,971(2)	7.61%
Millenco, L.P. Millennium Management, LLC Israel A. Englander 666 Fifth Avenue New York, New York 10103	231,120(3)	6.34%
David H. Schwartz Richard J. Bell Potomac Development Corporation 401(k) Profit Sharing Plan & Trust 900 2nd Street, N.E. Suite 300 Washington, DC 20002	224,130(4)	6.15%

(1)	In a Schedule 13G/A filed with the SEC on February 13, 2004, Eric D. Jacobs and Jeffrey A. Miller each reported beneficial ownership of, including shared voting and dispositive power with respect to, 335,500 shares of common stock. Messrs. Jacobs and Miller reported this ownership in their capacities as managers of various entities that provide investment management and advisory services to other parties.

(2)	Amounts disclosed include 130,885 shares of common stock that Mr. Markley has the right to acquire upon the exercise of stock options exercisable within 60 days and 60,000 shares of common stock that Mr. Markley has the right to acquire upon the exercise of warrants.

(3)	In a Schedule 13G filed with the SEC on February 17, 2004, Millenco, L.P., Millennium Management, LLC and Israel A. Englander each reported beneficial ownership of, including shared voting and dispositive power with respect to, 231,120 shares of common stock. Israel A. Englander is the managing member of Millennium Management, LLC, which is the managing partner of Millenco, L.P., a registered broker-dealer.

(4)	In a Schedule 13D filed with the SEC on June 6, 2003, Potomac Development Corporation 401(k) Profit Sharing Plan & Trust reported beneficial ownership of, including sole voting and dispositive power with respect to, 199,130 shares of common stock. David H. Schwartz, a consultant to and director of the trust, reported beneficial ownership of 219,130 shares of common stock, included sole voting and dispositive power with respect to 20,000 shares held personally and shared voting and dispositive power with respect to the 199,130 shares held by the trust. Richard J. Bell, president and a director of the trust, reported beneficial ownership of 204,130 shares of common stock, included sole voting and dispositive power with respect to 2,500 shares held personally and shared voting and dispositive power with respect to the 199,130 shares held by the trust and 2,500 shares held by his spouse.

Director Compensation

As compensation for their services to us, each member of the board of directors may receive stock option grants for each board and committee meeting attended. Under this program, stock options are fully exercisable at the grant date and expire ten years from the date of grant. Board members who are also senior executive officers of us do not receive any additional compensation above their regular salary for attending board or committee meetings. In 2003, our directors did not receive options or any other compensation for their services as directors; however, the directors did received options in February 2004 based on their attendance at meetings in 2003, which afforded each member options to acquire 30 shares of common stock for each board meeting attended and options to acquire 20 shares of common stock for each committee meeting attended.

Executive Compensation

The following table shows, for the fiscal years ended December 31, 2003, 2002 and 2001, the cash compensation that we paid, as well as certain other compensation paid or accrued for those years, to the named executive officers in all capacities in which they served:

Summary Compensation Table

		Annual Compensation				Long Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)		Securities Underlying Options (#)		All Other Compen- sation ($) (1)
Carroll C. Markley	2003	96,730	—	*		31,688	(2)	252
Chairman, President and	2002	175,000	48,300	*		—		233
Chief Executive Officer	2001	175,000	45,000	*		198,396	(3)	—
Anita L. Shull	2003	124,596	—	12,792	(4)	5,000		16
Executive Vice President and	2002	38,007	—	*		20,000		—
Chief Operating Officer
Janet A. Valentine	2003	110,423	—	*		5,000		59
Executive Vice President and	2002	35,534	—	*		10,000		—
Chief Financial Officer

*	All other benefits that might be considered of a personal nature did not exceed the lesser of $50,000 or 10% of total annual salary and bonus.

(1)	Amounts disclosed in this column represent payments by us to the executive officer’s account in the Millennium 401(k) plan.

(2)	During November 2003, Millennium and Mr. Markley amended the terms of Mr. Markley’s contract to convert his cash compensation for the last six months of 2003 into stock options under the employee’s incentive stock option program. Under the terms of the amendment, the options were granted on November 13, 2003 and would fully vest on December 31, 2003 pursuant to Mr. Markley’s continued employment on December 31, 2003.

(3)	During 2001, Mr. Markley was given the option to purchase 198,396 shares of common stock as a participant in the employee incentive stock option plan subject to 20% vesting over five years based upon certain performance based criteria. 39,679 of the 198,396 stock options granted in 2001 were subsequently cancelled when this criteria was not satisfied.

(4)	Amount includes the payment of $3,654 in country club dues and expenses and $9,138 attributable to the use of a company car.

Stock Options

The following table sets forth for the year ended December 31, 2003, the grants of stock options to the named executive officers:

Option Grants In Last Fiscal Year

Name	Number of Securities Underlying Options Granted (#)		Percent of Total Options Granted to Employees in Fiscal Year (%) (1)	Exercise or Base Price ($/Share)	Expiration Date
Carroll C. Markley	31,688	(2)	21.9%	7.21	November 12, 2013
Anita L. Shull	5,000		3.5%	6.20	February 19, 2013
Janet A. Valentine	5,000		3.5%	6.20	February 19, 2013

(1)	Options to purchase 144,688 shares of common stock were granted to employees during the year ended December 31, 2003.

(2)	During November 2003, Millennium and Mr. Markley amended the terms of Mr. Markley’s contract to convert his cash compensation for the last six months of 2003 into stock options under the employee’s incentive stock option program. Under the terms of the amendment, the options were granted on November 13, 2003 and would fully vest on December 31, 2003 pursuant to Mr. Markley’s continued employment on December 31, 2003.

The named executive officers did not exercise any stock options during 2003. The following table sets forth the amount and value of stock options that the named executive officers held as of December 31, 2003:

Fiscal Year End Option Values

	Number of Securities Underlying Unexercised Options at Fiscal Year End (#)		Value of Unexercised In-the-Money Options at Fiscal Year End ($)(1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Carroll C. Markley	84,593	132,265	$182,057	$394,150
Anita L. Shull	12,000	13,000	$11,760	$16,740
Janet A. Valentine	2,000	13,000	$1,960	$16,740

(1)	The value of in-the-money options at fiscal year end was calculated by determining the difference between the fair market value a share of our common stock on December 31, 2003 and the exercise price of the options.

For a one-year period from the close of the offering, we will not grant stock options to our directors, officers, employees or other affiliates that in the aggregate exceed 15% of the total number of shares of common stock outstanding upon completion of the offering.

Employment Agreements

On November 13, 1998, Carroll C. Markley entered into an employment contract to serve as chairman, president and chief executive officer on January 1, 1999 of both Millennium Bankshares Corporation and Millennium Bank and to perform such services and duties as each entity’s Board of Directors may designate. Under the contract, Mr. Markley was entitled to an annual base salary of $150,000 with increases in base salary made at the discretion of the Boards of Directors. The Boards increased Mr. Markley’s base compensation to $175,000 in January 2001. In addition, Mr. Markley is entitled to an annual bonus not to exceed 30% of his base salary, which will be based on our performance.

The contract has automatically renewed for its second three-year term, which will expire on December 31, 2004. After completion of six full years of employment, the contract will be renegotiated. Mr. Markley serves at the discretion of the Boards of Directors. The contract also provides for certain non-competition covenants for a period of one-year following Mr. Markley’s termination.

The contract also allows for use of a vehicle owned by Millennium Bank and payment of country club dues. The CEO is also eligible for standard benefits, including life insurance, long-term disability coverage, major medical coverage and participation in the 401(k) plan.

Mr. Markley was granted initially options to purchase 231,462 shares of common stock under the terms of the employment contract. All options were granted at the current fair market value of such shares at the time of grant and vest over the course of five years subject to certain performance based goals, as specified by the Board of Directors annually. Options to purchase 46,292 of these shares have been subsequently forfeited when these goals were not met.

During November 2003, Millennium and Mr. Markley entered into an amendment to his employment contract under which Mr. Markley would receive options to purchase common stock at fair market value in lieu of cash compensation, less certain fringe benefits, for six months of the year. As a result, Mr. Markley was issued an option to purchase 31,688 shares of common stock on November 13, 2003 with a strike price at the then current fair market value of $7.21 per share. These options became fully vested on December 31, 2003. Mr. Markley and Millennium resumed full cash compensation for 2004 and have begun negotiations for a replacement contract.

Anita L. Shull has entered into an employment agreement with Millennium Bank effective as of July 29, 2002. Ms. Shull’s agreement provides for her service as its executive vice president, credit administration, and is for an initial three-year term, with automatic three-year renewals. The agreement also provides for a base annual salary of $110,000, with an initial increase to $125,000 after six months and subsequent increases at the discretion of Millennium Bank. Annual bonuses are based on the completion of annual performance goals established by Millennium Bank.

Ms. Shull was granted two stock options on the effective date, each to purchase 10,000 shares of common stock at its market value on the date of grant. One option is fully vested and immediately exercisable, while the other option vests equally over the first five years of the employment and will vest in full if Millennium Bank terminates the agreement without cause. The agreement also provides for the payment of country club dues and standard health and related benefits. If Millennium Bank terminates Ms. Shull’s agreement for any reason other than cause, Ms. Shull will be entitled to her salary for the remainder of the current term of the agreement and the immediate vesting of stock options. The agreement also contains non-disclosure and non-interference provisions.

Janet A. Valentine has entered into an employment agreement with Millennium Bank effective as of July 29, 2002. Ms. Valentine’s agreement provides for her service as its senior vice president and chief financial officer and is for an initial three-year term, with automatic one-year renewals. The agreement also provides for a base annual salary of $110,000, with annual increases at the discretion of Millennium Bank. Annual bonuses are based on the completion of annual performance goals established by Millennium Bank.

Under the agreement, Ms. Valentine was granted a stock option on the effective date to purchase 10,000 shares of common stock at its market value on the date of grant. The option vests equally over the first five years of the employment and will vest in full if Millennium Bank terminates the agreement without cause. The agreement also provides for the payment of country club dues and standard health and related benefits. If Millennium Bank terminates Ms. Valentine’s agreement for any reason other than cause, Ms. Valentine will be entitled to her salary for the remainder of the current term of the agreement and the immediate vesting of stock options. The agreement contains non-disclosure and non-interference provisions and a non-competition provision for a period of 12 months following the termination of employment.

Transactions with Management

We lease our main office from 1601 Washington Plaza, LLC. Millennium Bank receives $12,000 per year as compensation for services provided by the bank. Carroll C. Markley, our chairman, president and chief executive officer acts as manager of 1601 Washington Plaza, LLC. There are 63 unit owners of 1601 Washington Plaza, LLC, all of whom are shareholders of Millennium. These unit owners include Carroll C. Markley, Ian C. Markley, a director of Millennium Bank and son of Carroll C. Markley, David

B. Morey, Arthur J. Novick, Robert T. Smoot and Douglas K. Turner, all of whom are also directors of Millennium, Gregory L. Oxley, a former director of the Company, two family trusts of which Mr. Oxley serves as trustee, and Kelly E. Marsh, our Corporate Secretary. We entered into this lease on November 1, 1999. The lease is for a ten-year term, and we have the option to renew the lease for an additional ten-year period. Our payments to 1601 Washington Plaza, LLC under this lease total approximately $214,045 per year. The terms of this lease are substantially similar to the terms of similar leases that are the result of “arms length” negotiations between unrelated parties, and the leasing rate is comparable to current market rates.

We lease our branch office location in Herndon, Virginia from 1051 Elden Street, LLC. Carroll C. Markley acts as manager of 1051 Elden Street, LLC and Millennium Bank does not receive any compensation for services provided. There are 33 unit owners of 1051 Elden Street, LLC, all of whom are shareholders of Millennium. These unit owners include Carroll C. Markley, Ian C. Markley, a director of Millennium Bank and son of Carroll C. Markley, I & C Associates, LLC, a company owned by Carroll C. Markley and Ian C. Markley, David B. Morey, Arthur J. Novick, and Robert T. Smoot, and Gregory L. Oxley and two family trusts of which Mr. Oxley serves as trustee. We entered into this lease on April 1, 2003. The lease is for a ten-year term, and we have the option to renew the lease for three additional periods of five years each. Our payments to 1051 Elden Street, LLC under this lease total approximately $115,000 per year. The terms of this lease are substantially similar to the terms of similar leases that are the result of “arms length” negotiations between unrelated parties, and the leasing rate is comparable to current market rates.

We subleased our loan office in Herndon, Virginia from Carroll C. Markley from April 2000 until August 2002. Mr. Markley made this arrangement available to us on the same terms as the lease to him. Our payments to the landlord under this sublease totaled approximately $37,000 per year. The terms of this sublease were substantially similar to the terms of similar leases that are the result of “arms length” negotiations between unrelated parties, and the leasing rate was comparable to current market rates.

Gregory L. Oxley and Ian Markley, a director of Millennium Bank and son of Carroll C. Markley, were the owners of Dulles Title and Escrow, Inc. and Millennium Title, Inc., real estate settlement agencies and licensed real estate title insurance agencies until 2003. Messrs. Oxley and Markley sold their interests to Millennium Title, LLC in 2002, predecessor in interest to TransUnion Settlement Solutions, Inc. where Mr. Oxley continues to serve as an officer and a board member. Dulles Title and Escrow, Inc., Millennium Title, LLC, and Millennium Title, Inc. provided and TransUnion Settlement Solutions, Inc. continues to provide settlement services to customers of Millennium Bank at fees that are customary for the services.

Gregory L. Oxley is a retired partner and Ian Markley is a partner in the law firm of Dain, Oxley, Markley & Nicoli, P.L.L.C. in Reston, Virginia. Dain, Oxley, Markley, & Nicoli have acted as counsel to Millennium and its subsidiaries since 1998 and also provides certain real estate settlement services for customers of Millennium Bank.

In January 2002, we entered into an operating agreement forming Millennium e-Banking Solutions, LLC. Millennium e-Banking Solutions, LLC has developed an Open Financial Exchange (OFX) server that allows financial institutions to exchange data with other institutions using this standard protocol. We intend to allow Millennium Bank to use this OFX platform to offer its customers access to their accounts via the internet through financial management software like Intuit’s Quicken and QuickBooks. We are a 50% owner, Phase 2e (a software development firm) is 39% owner, and Messrs. Oxley and Ian Markley are each 5% owners. CMS Information Services, Inc. was a 30% owner of Phase 2e until December 2002 when certain members of Phase 2e’s management acquired this ownership interest. Douglas K. Turner is the founder, the majority shareholder, and a director of CMS Information Services, Inc.

L. James D’Agostino was a partner in the law firm of Reed Smith until March 2004. Reed Smith provided legal services to the Company and Millennium Bank.

Some of our directors and officers are at present, as in the past, customers of Millennium Bank, and we have had, and expects to have in the future, banking transactions in the ordinary course of business with directors and officers and their affiliates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. These transactions do not involve more than the normal risk of collectability or present other unfavorable features.

In keeping with past transactions, all future transactions with our directors, officers and 5% shareholders will be on terms no less favorable to us than terms that we could obtain through transactions with third parties.

There are no legal proceedings to which any of our directors or executive officers, or any of their affiliates, is a party that is adverse to us.

DESCRIPTION OF CAPITAL STOCK

Millennium’s authorized capital stock consists of 10,000,000 shares of common stock, par value $5.00 per share. At March 31, 2004, Millennium had 3,645,218 issued and outstanding shares of common stock held by 163 shareholders of record and approximately 640 beneficial holders who own shares in street name. All outstanding shares of common stock are fully paid and nonassessable. In addition, there were warrants to purchase 1,653,280 shares of common stock and vested options to purchase 404,445 shares of common stock. Millennium had 642,788 stock options issued and outstanding. Millennium has not authorized the issuance of any class or series of preferred stock.

Common Stock

Holders of shares of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefor, provided, however, that the payment of dividends to holders of shares of common stock is subject to the preferential dividend rights of any preferred stock that the board of directors authorizes for issuance in the future.

In the event of any liquidation, dissolution or winding up of Millennium, the holders of common stock (and the holders of any class or series of stock entitled to participate with the common stock in the distribution of assets) shall be entitled to receive, in cash or in kind, the assets of Millennium available for distribution remaining after (i) payment or provision for payment of Millennium’s debts and liabilities and (ii) distributions or provision for distributions to holders of any class or series of stock having preference over the common stock in the liquidation, dissolution or winding up of Millennium.

Holders of common stock are entitled to one vote per share on all matters submitted to shareholders. There are no cumulative voting rights in the election of directors. Millennium’s shareholders do not have preemptive rights to purchase additional shares of any class of Millennium’s capital stock. Holders of common stock have no conversion or redemption rights. The shares of common stock presently outstanding are, and the common stock to be issued in connection with the offering will be when issued, fully paid and nonassessable.

Limitations on Liability of Officers and Directors

As permitted by the Virginia Stock Corporation Act, our articles of incorporation contain provisions that indemnify our directors and officers to the full extent permitted by Virginia law and eliminate the personal liability of our directors and officers for monetary damages to us or our shareholders for breach of their fiduciary duties, except to the extent that the Virginia Act prohibits indemnification or elimination of liability. These provisions do not limit or eliminate the rights of us or any shareholder to seek an injunction or any other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. In addition, these provisions apply only to claims against a director or officer arising out of his role as a director or officer and do not relieve a director or officer from liability if he engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

In addition, our articles of incorporation provide for the indemnification of both directors and officers for expenses that they incur in connection with the defense or settlement of claims asserted against them in their capacities as directors and officers. This right of indemnification extends to judgments or penalties assessed against them. We have limited our exposure to liability for indemnification of directors and officers by purchasing directors and officers’ liability insurance coverage.

The rights of indemnification provided in our articles of incorporation are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of shareholders or disinterested directors or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission this type of indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Shares Eligible for Future Sale

All of the shares that we will have issued in the offering will be freely tradable without restriction or registration under the Securities Act, unless owned by our “affiliates.”

Rule 144 under the Securities Act defines an affiliate of an issuer as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act defines the term “control” to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract, or otherwise. All of our directors and executive officers will likely be deemed to be affiliates of us. Our directors and executive officers hold 454,429 shares of common stock. In addition, certain of our directors have indicated that they presently intend to purchase shares by exercising warrants and by purchasing shares in the public offering. It is anticipated that our directors will purchase approximately 210,000 shares by exercising warrants and an additional 5,000 shares in the public offering. However, none of these directors has any obligation to purchase any shares.

Shares that our affiliates hold may be eligible for sale in the open market without registration in accordance with the provisions of Rule 144.

In general, under Rule 144, any person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including affiliates, and any affiliate who holds shares sold in a public offering, may sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of the common stock or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Rule 144 also requires that the securities must be sold in “brokers’ transactions,” as defined in the Securities Act, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. After restricted securities are held for two years, a person who is not deemed an affiliate of us may sell shares under Rule 144 without regard to the volume and manner of sale limitations described above. Sales of shares by our affiliates will continue to be subject to the volume and manner of sale limitations.

We cannot predict the effect, if any, that future sales of shares of our common stock, or the availability of shares for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of shares of our common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the shares.

GOVERNMENT SUPERVISION AND REGULATION

General

As a bank holding company, we are subject to regulation under the Bank Holding Company Act of 1956, as amended, and the examination and reporting requirements of the Board of Governors of the Federal Reserve System. Other federal and state laws govern the activities of our bank subsidiary, including the activities in which it may engage, the investments that it makes, the aggregate amount of loans that it may grant to one borrower, and the dividends it may declare. Our bank subsidiary is also subject to various consumer and compliance laws. As a national bank, Millennium Bank is subject to primary regulation, supervision and examination by the Office of the Comptroller of the Currency. Our bank subsidiary also is subject to regulation, supervision and examination by the Federal Deposit Insurance Corporation.

The following description summarizes the significant federal and state laws applicable to us. To the extent that statutory or regulatory provisions are described, the description is qualified in its entirety by reference to that particular statutory or regulatory provision.

Office of the Comptroller of the Currency Memorandum of Understanding

On November 21, 2002, Millennium Bank entered into a memorandum of understanding with the Comptroller of the Currency. Millennium Bank has agreed to operate in compliance with the memorandum of understanding, which required the following:

•	The Board was required to appoint a Compliance Committee, which is responsible for monitoring and coordinating Millennium Bank’s compliance with the memorandum of understanding. The Compliance Committee is required to meet at least monthly and to submit written reports to the Board of Directors and the Assistant Deputy Comptroller of the Currency each quarter.

•

A director education program to strengthen individual director knowledge and understanding of the areas of Millennium Bank governed by the various committees on which they serve was required and has been adopted. The program included engaging the services of an outside corporate attorney to provide counsel on individual and collective Board responsibilities under the law.

•	The Board was required to make sure Millennium Bank’s books and records were restored to a complete and accurate condition. It also was required to make sure that proper internal controls are in place, with particular attention to mortgage banking transactions, to develop a strong system of controls to protect Millennium Bank’s assets, to ensure compliance with applicable laws and regulations and to prevent, and allow for the early detection of, errors and defalcations. The Board was required to make sure that Millennium Bank has sufficient personnel with necessary skills to ensure implementation of, timely updating to and adherence to the control systems developed.

•	The Board was required to adopt, implement and adhere to an independent internal audit program and submit it to the Assistant Deputy Comptroller.

•	The Board was required to adopt and ensure adherence to a written asset liability management policy, which incorporates the use of simulation or valuation modeling as the primary means for measuring interest rate risk and upon adoption, forward the policy to the Assistant Deputy Comptroller for review.

•	The Board was required to reaffirm, and ensure the independence of an effective, ongoing loan review system to review, at least quarterly, the Bank’s loan and lease portfolios to assure timely identification and categorization of problem credits and the timely monitoring of portfolio risks and trends.

•	The Board was required to develop a written profit plan to improve and sustain the earnings of Millennium Bank and each of its operating subsidiaries. As long as the memorandum of understanding remains in effect, Millennium Bank must submit annual budgets to the Assistant Deputy Comptroller.

•	The Board was required to develop and implement a written policy governing Millennium Bank’s development of any new products, services or involvement in new business ventures. Before developing any new products, services or involvement in new business ventures, an analysis must be performed and submitted to the Assistant Deputy Comptroller.

•

The Board was required to adopt a written comprehensive policy providing guidelines for permissible business transactions between Millennium Bank and the directors, principal shareholders, executive officers, affiliates and employees and related interests of Millennium Bank and Millennium Bankshares Corporation. The policy was adopted in January, 2003 and it requires each insider to disclose to us his outside business interests and all potential conflicts of interest between him and Millennium. All proposed transactions, or modifications of transactions between an insider or his related interests and us must be reviewed in advance for compliance with our policy. A transaction is permissible if it is on terms that are substantially the same, or at least as favorable to us, as those obtainable from unrelated parties. If we cannot identify terms for comparable transactions with unrelated parties, a transaction with an insider must be on commercially reasonable terms. Before Millennium Bank engages in a transaction with an insider or his related interests, the Board must find that the primary purpose of the transaction is to further the bank’s best interests and approve the transaction. All transactions with insiders and their related interests must be reviewed annually for compliance with the policy. The Compliance Committee also was required to conduct an initial review of Millennium Bank’s business relationships with its insiders and insiders of Millennium Bankshares. The review was for the purpose of identifying relationships not in conformity with Millennium Bank’s policy. The Committee had the responsibility to make sure that any nonconforming relationships were brought into conformity with the policy and that Millennium Bank was reimbursed for any excess or improper payments. The Compliance Committee reviewed 20 business relationships with insiders and their related interests and it did not find any excessive or improper payments. See, “Management – Transactions with Management” for a summary of these transactions.

•	Asset growth of Millennium Bank was limited to no more than 10% per year and no more than 5% in any calendar quarter. These asset growth restrictions may be exceeded with the prior written consent of the Assistant Deputy Comptroller. In December 2003 we received permission to grow at 15% per year.

The Board of Directors and its committees have devoted much time and effort to bringing Millennium Bank into compliance with the memorandum of understanding. We believe that those efforts have improved our operations, although we have not yet been advised that we are in full compliance with the provisions of the memorandum that require improvements in our internal controls and loan reviews. In the case of internal controls, full compliance will require us to continue the improvements we have made to date and, also, do a better job of making all employees aware of written policies and procedures for the functions they perform and be able to demonstrate that our policies and procedures adequately prevent errors in bank records and violations of laws and regulations.

In the case of loan reviews, full compliance will require our loan review reports to better quantify the impact on us of credit and collateral documentation exceptions, the trend of exceptions and whether exceptions noted by the reviewer were previously identified by us. Until October 2003, loan review reports did not identify the officer who originated problem loans. Finally, loan review reports, until October 2003, did not quantify the policies, address the accuracy of our exception tracking systems or identify individual loans that do not comply in all respects with our lending policies.

We believe that we have addressed and corrected the criticisms of our internal controls and loan reviews described above.

The Bank Holding Company Act

Under the Bank Holding Company Act, we are subject to periodic examination by the Federal Reserve and required to file periodic reports regarding our operations and any additional information that the Federal Reserve may require. Our activities at the bank holding company level are limited to:

•	banking, managing or controlling banks;

•	furnishing services to or performing services for our subsidiary; and

•	engaging in other activities that the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

Some of the activities that the Federal Reserve Board has determined by regulation to be proper incidents to the business of a bank holding company include making or servicing loans and specific types of leases, performing specific data processing services and acting in some circumstances as a fiduciary or investment or financial adviser.

With some limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

•	acquiring substantially all the assets of any bank;

•	acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or

•	merging or consolidating with another bank holding company.

In addition, and subject to some exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with their regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure for challenging this rebuttable control presumption.

The Gramm-Leach-Bliley Act of 1999 was signed into law on November 12, 1999. The GLBA covers a broad range of issues, including a repeal of most of the restrictions on affiliations among depository institutions, securities firms and insurance companies. Most of its provisions require the federal bank regulatory agencies and other regulatory bodies to adopt implementing regulations, and for that reason an assessment of the full impact of the GLBA on us must await completion of that regulatory process. The following description summarizes some of its significant provisions.

The GLBA repeals sections 20 and 32 of the Glass-Steagall Act, thus permitting unrestricted affiliations between banks and securities firms. It also permits bank holding companies to elect to become financial holding companies. A financial holding company may engage in or acquire companies that engage in a broad range of financial services, including securities activities such as underwriting, dealing, investment, merchant banking, insurance underwriting, sales and brokerage activities. In order to become a financial holding company, the bank holding company and all of its affiliated depository institutions must be well-capitalized, well-managed and have at least a satisfactory Community Reinvestment Act rating.

The GLBA provides that the states continue to have the authority to regulate insurance activities, but prohibits the states in most instances from preventing or significantly interfering with the ability of a bank, directly or through an affiliate, to engage in insurance sales, solicitations or cross-marketing activities. Although the states generally must regulate bank insurance activities in a nondiscriminatory manner, the states may continue to adopt and enforce rules that specifically regulate bank insurance activities in specific areas identified under the law. Under the new law, the federal bank regulatory agencies adopted insurance consumer protection regulations that apply to sales practices, solicitations, advertising and disclosures.

The GLBA adopts a system of functional regulation under which the Federal Reserve Board is designated as the umbrella regulator for financial holding companies, but financial holding company affiliates are principally regulated by functional regulators such as the OCC for national bank affiliates, the Securities and Exchange Commission for securities affiliates, and state insurance regulators for insurance affiliates. It repeals the broad exemption of banks from the definitions of “broker” and “dealer” for purposes of the Securities Exchange Act of 1934, as amended. It also identifies a set of specific activities, including traditional bank trust and fiduciary activities, in which a bank may engage without being deemed a “broker,” and a set of activities in which a bank may engage without being deemed a “dealer.” Additionally, the new law makes conforming changes in the definitions of “broker” and “dealer” for purposes of the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended.

The GLBA contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, both at the inception of the customer relationship and on an annual basis, the institution’s policies and procedures regarding the handling of customers’ nonpublic personal financial information. The new law provides that, except for specific limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. An institution may not disclose to a non-affiliated third party, other than to a consumer reporting agency, customer account numbers or other similar account identifiers for marketing purposes. The GLBA also provides that the states may adopt customer privacy protections that are more strict than those contained in the act.

Payment of Dividends

We are a legal entity separate and distinct from our banking and other subsidiaries. Virtually all of our revenues will result from dividends paid to us by our bank subsidiary. Our bank subsidiary is subject to laws and regulations that limit the amount of dividends that it can pay. Under the National Bank Act, a national bank may not declare a dividend in excess of its undivided profits, which means that Millennium Bank must recover any accumulated losses before it may pay a dividend to us. Additionally, Millennium Bank may not declare a dividend to us if the total amount of all dividends, including the proposed dividend, declared by it in any calendar year exceeds the total of it retained net income of that year to date, combined with its retained net income of the two preceding years, unless the dividend is approved by the OCC. Millennium Bank may not declare or pay any dividend if, after making the dividend, the national bank would be “undercapitalized,” as defined in the federal regulations.

Both the OCC and the FDIC have the general authority to limit the dividends paid by national banks and insured banks if the payment is deemed an unsafe and unsound practice. Both the OCC and the FDIC have indicated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsound and unsafe banking practice.

In addition, we are subject to certain regulatory requirements to maintain capital at or above regulatory minimums. These regulatory requirements regarding capital affect our dividend policies. The Federal Reserve has indicated that a bank holding company, generally, should pay dividends only if its net income available to common shareholders over the past year has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the organization’s capital needs, asset quality and overall financial condition. Virginia law also imposes some restrictions on our ability to pay dividends. See “Dividend Policy” for more information on these restrictions.

Insurance of Accounts, Assessments and Regulation by the FDIC

The deposits of our bank subsidiary are insured by the FDIC up to the limits set forth under applicable law. The deposits of our bank subsidiary are subject to the deposit insurance assessments of the Bank Insurance Fund, or “BIF”, of the FDIC.

The FDIC has implemented a risk-based deposit insurance assessment system under which the assessment rate for an insured institution may vary according to regulatory capital levels of the institution and other factors, including supervisory evaluations. For example, depository institutions insured by the BIF that are “well capitalized” and that present few or no supervisory concerns are required to pay only the statutory minimum assessment of $2,000 annually for deposit insurance, while all other banks are required to pay premiums ranging from 0.03% to 0.27% of domestic deposits. These rate schedules are subject to future adjustments by the FDIC. In addition to being influenced by the risk profile of the particular depository institution, FDIC premiums are also influenced by the size of the FDIC insurance fund in relation to total deposits in FDIC insured banks. The FDIC has authority to impose special assessments from time to time.

We are currently paying the FDIC more than the statutory minimum assessment because we are subject to the memorandum of understanding with the OCC.

The FDIC is authorized to prohibit any BIF-insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the respective insurance fund. Also, the FDIC may initiate enforcement actions against banks, after first giving the institution’s primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. We are not aware of any existing circumstances that could result in termination of any of our bank subsidiary’s deposit insurance.

Capital Requirements

Each of the OCC and the Federal Reserve Board has issued risk-based and leverage capital guidelines applicable to banking organizations that it supervises. Under the risk-based capital requirements, we and our bank subsidiary are each generally required to maintain a minimum ratio of total capital to risk-weighted assets (including specific off-balance sheet activities, such as standby letters of credit) of 8%. At least half of the total capital must be composed of “Tier 1 Capital”, which is defined as common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles. The remainder may consist of “Tier 2 Capital”, which is defined as specific subordinated debt, some hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance. In addition, each of the federal banking regulatory agencies has established minimum leverage capital requirements for banking organizations. Under these requirements, banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5%, subject to federal bank regulatory evaluation of an organization’s overall safety and soundness. In sum, the capital measures used by the federal banking regulators are:

•	the Total Risk-Based Capital ratio, which is the total of Tier 1 Risk-Based Capital and Tier 2 capital;

•	the Tier 1 Risk-Based Capital ratio; and

•	the leverage ratio.

Under these regulations, a national bank will be:

•	“well capitalized” if it has a Total Risk-Based Capital ratio of 10% or greater, a Tier 1 Risk-Based Capital ratio of 6% or greater, a leverage ratio of 5% or greater, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;

•	“adequately capitalized” if it has a Total Risk-Based Capital ratio of 8% or greater, a Tier 1 Risk-Based Capital ratio of 4% or greater, and a leverage ratio of 4% or greater—or 3% in certain circumstances—and is not well capitalized;

•	“undercapitalized” if it has a Total Risk-Based Capital ratio of less than 8%, a Tier 1 Risk-Based Capital ratio of less than 4% (or 3% in certain circumstances), or a leverage ratio of less than 4% (or 3% in certain circumstances).

•	“significantly undercapitalized” if it has a Total Risk-Based Capital ratio of less than 6%, a Tier 1 Risk-Based Capital ratio of less than 3%, or a leverage ratio of less than 3%; or

•	“critically undercapitalized” if its tangible equity is equal to or less than 2% of tangible assets.

The risk-based capital standards of each of the OCC and the Federal Reserve Board explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution’s ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution’s overall capital adequacy. The capital guidelines also provide that an institution’s exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization’s capital adequacy.

The OCC and the FDIC may take various corrective actions against any undercapitalized bank and any bank that fails to submit an acceptable capital restoration plan or fails to implement a plan accepted by the OCC or the FDIC. These powers include, but are not limited to, requiring the institution add capital, prohibiting asset growth, restricting interest rates paid, requiring prior approval of capital distributions by any bank holding company that controls the institution, requiring divestiture by the institution of its subsidiaries or by the holding company of the institution itself, requiring new election of directors, and requiring the dismissal of directors and officers. Our bank subsidiary presently maintains sufficient capital to remain in compliance with these capital requirements.

Other Safety and Soundness Regulations

There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event that the depository institution is insolvent or is in danger of becoming insolvent. These obligations and restrictions are not for the benefit of investors. Regulators may pursue an administrative action against any bank holding company or national bank, which violates the law, engages in an unsafe or unsound bank practice or which is about to engage in an unsafe and unsound banking practice. The administrative action could take the form of a cease and desist proceeding, a removal action against the responsible individuals or, in the case of a violation of law or unsafe and unsound banking practice, a civil money penalty action. A cease and desist order, in addition to prohibiting certain action, could also require that certain action be undertaken. Under the policies of the Federal Reserve Board, we are required to serve as a source of financial strength to our subsidiary depository institution and to commit resources to support the bank in circumstances where we might not do so otherwise.

Interstate Banking and Branching

Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. Effective June 1, 1997, a bank headquartered in one state is authorized to merge with a bank headquartered in another state, as long as neither of the states had opted out of such interstate merger authority prior to such date. For example, as a bank headquartered in Virginia, we may acquire a bank or branch in Maryland, but we cannot simply establish a branch in Maryland. After a bank has established a branch in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable federal or state law.

Monetary Policy

The commercial banking business is affected not only by general economic conditions but also by the monetary policies of the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in United States government securities, changes in the discount rate on member bank borrowing and changes in reserve requirements against deposits held by all federally insured banks. The Federal Reserve Board’s monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national and international economy and in the money markets, as well as the effect of actions by monetary fiscal authorities, including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of our bank subsidiary.

Federal Reserve System

In 1980, Congress enacted legislation that imposed reserve requirements on all depository institutions that maintain transaction accounts or no personal time deposits. NOW accounts, money market deposit accounts and other types of accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to these reserve requirements, as are any no personal time deposits at an institution. For net transaction accounts in 2003, the first $5.7 million will be exempt from reserve requirements. A 3% reserve ratio will be assessed on net transaction accounts over $5.7 million to and including $41.3 million. A 10% reserve ratio will be applied to net transaction accounts in excess of $41.3 million. These percentages are subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a non-interest-bearing account at, or on behalf of, a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution’s interest-earning assets.

Transactions with Affiliates

Transactions between banks and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any bank or entity that controls, is controlled by or is under common control with such bank. Generally, Section 23A (i) limits the extent to which the bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of such institution’s capital stock and surplus, and maintain an aggregate limit on all such transactions with affiliates to an amount equal to 20% of such capital stock and surplus, and (ii) requires that all such transactions be on terms substantially the same, or at least as favorable, to the bank as those provided to a nonaffiliate. The term “covered transaction” includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions. Section 23B applies to “covered transaction” as well as sales of assets and payments of money to an affiliate. These transactions must also be conducted on terms substantially the same, or at least as favorable, to the bank as those provided to nonaffiliates.

Loans to Insiders

The Federal Reserve Act and related regulations impose specific restrictions on loans to directors, executive officers and principal shareholders of banks. Under Section 22(h) of the Federal Reserve Act, any loan to a director, an executive officer and to a principal shareholder of a bank, and to entities controlled by any of the foregoing, may not exceed, together with all other outstanding loans to such person and the entities controlled by such person, the bank’s loan-to-one borrower limit. Loans in the aggregate to insiders and their related interests as a class may not exceed two times the bank’s unimpaired capital and unimpaired surplus until the bank’s total assets equal or exceed $100,000,000, at which time the aggregate is limited to the bank’s unimpaired capital and unimpaired surplus. Section 22(h) also prohibits loans, above amounts prescribed by the appropriate federal banking agency, to directors, executive officers and principal shareholders of a bank or bank holding company, and to entities controlled by such persons, unless such loans are approved in advance by a majority of the board of directors of the bank with any “interested” director not participating in the voting. The OCC has prescribed the loan amount, which includes all other outstanding loans to such person, as to which such prior board of director approval is required, as being the greater of $25,000 or 5% of capital and surplus (up to $500,000). Section 22(h) requires that loans to directors, executive officers and principal shareholders be made on terms and underwriting standards substantially the same as offered in comparable transactions to other persons.

Community Reinvestment Act

Under the Community Reinvestment Act and related regulations, depository institutions have an affirmative obligation to assist in meeting the credit needs of their market areas, including low and moderate-income areas, consistent with safe and sound banking practice. The Community Reinvestment Act requires the adoption by each institution of a Community Reinvestment Act statement for each of its market areas describing the depository institution’s efforts to assist in its community’s credit needs. Depository institutions are periodically examined for compliance with the Community Reinvestment Act and are periodically assigned ratings in this regard. Banking regulators consider a depository institution’s Community Reinvestment Act rating when reviewing applications to establish new branches, undertake new lines of business, and/or acquire part or all of another depository institution. An unsatisfactory rating can significantly delay or even prohibit regulatory approval of a proposed transaction by a bank holding company or its depository institution subsidiaries.

The Gramm-Leach-Bliley Act and federal bank regulators have made various changes to the Community Reinvestment Act. Among other changes, Community Reinvestment Act agreements with private parties must be disclosed and annual reports must be made to a bank’s primary federal regulatory. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under the GLBA may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a “satisfactory” rating in its latest Community Reinvestment Act examination.

Fair Lending; Consumer Laws

In addition to the Community Reinvestment Act, other federal and state laws regulate various lending and consumer aspects of the banking business. Governmental agencies, including the Department of Housing and Urban Development, the Federal Trade Commission and the Department of Justice, have become concerned that prospective borrowers experience discrimination in their efforts to obtain loans from depository and other lending institutions. These agencies have brought litigation against depository institutions alleging discrimination against borrowers. Many of these suits have been settled, in some cases for material sums, short of a full trial.

Recently, these governmental agencies have clarified what they consider to be lending discrimination and have specified various factors that they will use to determine the existence of lending discrimination under the Equal Credit Opportunity Act and the Fair Housing Act, including evidence that a lender discriminated on a prohibited basis, evidence that a lender treated applicants differently based on prohibited factors in the absence of evidence that the treatment was the result of prejudice or a conscious intention to discriminate, and evidence that a lender applied an otherwise neutral non-discriminatory policy uniformly to all applicants, but the practice had a discriminatory effect, unless the practice could be justified as a business necessity.

Banks and other depository institutions also are subject to numerous consumer-oriented laws and regulations. These laws, which include the Truth in Lending Act, the Truth in Savings Act, the Real Estate Settlement Procedures Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act, and the Fair Housing Act, require compliance by depository institutions with various disclosure requirements and requirements regulating the availability of funds after deposit or the making of some loans to customers.

USA Patriot Act of 2001

In October 2001, the USA Patriot Act of 2001 was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington, D.C. which occurred on September 11, 2001. The Patriot Act is intended to strengthen the ability of U.S. law enforcement agencies and the intelligence communities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Future Regulatory Uncertainty

Because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal regulation of financial institutions may change in the future and impact our operations. Although Congress in recent years has sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, we fully expect that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices.

UNDERWRITING

McKinnon & Company, Inc., 555 Main Street, Norfolk, Virginia, has agreed, subject to the terms and conditions contained in an underwriting agreement with us, to sell, as underwriter, on a best efforts basis, up to 5,126,381 shares of common stock, less 1,051,420 shares that we are selling to holders of our common stock warrants. Because the offering is on a best efforts basis and there is no minimum number of shares to be sold, the underwriter is not obligated to purchase any shares if they are not sold to the public.

McKinnon & Company, Inc. has informed us that it proposes to sell the common stock as underwriter for us, subject to prior sale, when, as and if issued by us, in part to the public at the public offering price set forth on the cover page of this prospectus and, in part, through certain selected dealers, who are members of the National Association of Securities Dealers, Inc., to customers of such selected dealers at the public offering price. Each selected dealer will receive a commission of $0.23 for each share that it sells. The underwriter reserves the right to reject any order for the purchase of common stock through it in whole or in part.

The public offering is not contingent upon the occurrence of any event or the sale of a minimum or maximum number of shares of common stock. Funds received by the underwriter from investors in the public offering will be deposited with and held by the escrow agent in a non-interest bearing account until the closing of the public offering. Closing is expected to occur on or about May 4, 2004.

The underwriting agreement provides that we will indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or contribute to payments the underwriter may be required to make in respect thereof.

The underwriter has advised us that it may make a market in the common stock. The underwriter, however, is not obligated to make a market in the common stock. It also may discontinue any market making at any time without notice.

The public offering price will be determined by negotiations between the underwriter and us. Among the factors that we will consider in determining the public offering price are our history and prospects, our past and present earnings and trend of such earnings, our prospects for future earnings, our current performance and prospects of the banking industry in which we compete, the general condition of the securities market at the time of the public offering and the prices of equity securities of comparable companies.

The underwriter provides investment banking services to us from time to time in the ordinary course of business. In addition, we have agreed to pay the underwriter an advisory fee of $60,000 for its advice on the structure of our offering to warrant holders, and any related redemption of the outstanding warrants.

We estimate that the total expenses payable by us in connection with this public offering will be approximately $96,500 and that the total expenses payable by us in connection with the offering to warrant holders, including the advisory fee, will be approximately $103,500.

LEGAL MATTERS

The validity of the shares of our common stock offered and certain other legal matters will be passed upon by the law firm of Williams Mullen, Richmond, Virginia.

EXPERTS

The consolidated financial statements included in this prospectus and the registration statement have been audited by Thompson, Greenspon & Co., P.C., independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CAUTION ABOUT FORWARD LOOKING STATEMENTS

We make forward looking statements in this prospectus that are subject to risks and uncertainties. These forward looking statements include statements regarding profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, and financial and other goals. The words “believes,” “expects,” “may,” “will,” “should,” “projects,” “contemplates,” “anticipates,” “forecasts,” “intends” or other similar words or terms are intended to identify forward looking statements.

These forward looking statements are subject to significant uncertainties because they are based upon or are affected by factors including:

•	Continued levels of loan quality and origination volume;

•	Interest rate fluctuations and other economic conditions;

•	Competition in product offerings and product pricing;

•	Continued relationships with major customers;

•	Future laws and regulations; and

•	Other factors, including those matters discussed in the “Risk Factors” section and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

Because of these uncertainties, our actual future results may be materially different from the results indicated by these forward looking statements. In addition, our past results of operations do not necessarily indicate our future results.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the SEC’s public reference room facility located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including us, that file documents with the SEC electronically through the SEC’s electronic data gathering, analysis and retrieval system known as EDGAR.

This prospectus is part of a registration statement filed by us with the SEC. Because the rules and regulations of the SEC allow us to omit certain portions of the registration statement from this prospectus, this prospectus does not contain all the information set forth in the registration statement. You may review the registration statement and the exhibits filed with such registration statement for further information regarding us and the shares of our common stock being sold by this prospectus. The registration statement and its exhibits may be inspected at the public reference facility of the SEC at the locations described above.

We also maintain an Internet site at www.millenniumbankshares.com, which contains information relating to us and our business.

INDEX TO FINANCIAL STATEMENTS

MILLENIUM BANKSHARES CORPORATION

Page

Independent Auditors’ Report of Thompson, Greenspon & Co., P.C.	F-1

Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2003 and 2002	F-2

Consolidated Statements of Income for the years ended December 31, 2003 and 2002	F-3

Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2003 and 2002	F-4

Consolidated Statements of Cash Flows for the years ended December 31, 2003 and 2002	F-5

Notes to Consolidated Financial Statements	F-6 – F-31

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

Millennium Bankshares Corporation

Reston, Virginia

We have audited the accompanying consolidated balance sheets of Millennium Bankshares Corporation as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Millennium Bankshares Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Thompson, Greenspon & Co., P.C.

Fairfax, Virginia

January 31, 2004

MILLENNIUM BANKSHARES CORPORATION

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2003 AND 2002

(Dollars in Thousands, except Share Data)

	2003	2002
ASSETS
Cash and due from banks	$2,305	$4,959
Federal funds sold	61	55
Investment securities available for sale	89,359	54,577
Loans held for sale	9,069	64,741
Loans receivable, net	205,913	174,351
Bank premises and equipment, net	2,255	3,039
Accrued interest receivable	1,475	1,220
Other assets	2,959	3,399

Total Assets	$313,396	$306,341

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits
Demand	$19,150	$13,912
NOW accounts	9,663	7,889
Savings and money market	125,804	143,653
Time	117,496	93,055

Total Deposits	272,113	258,509
Federal funds purchased and repurchase agreements	5,629	9,343
Advances from Federal Home Loan Bank	10,400	13,400
Trust preferred capital securities	8,000	8,000
Accrued interest payable	540	623
Other accrued expenses	796	964

Total Liabilities	297,478	290,839

Stockholders’ Equity
Common stock, $5 par value; authorized 10,000,000 shares; issued and outstanding 3,642,818 in 2003, 3,531,778 in 2002	18,214	17,659
Additional paid-in capital	599	599
Accumulated other comprehensive income (loss)	(719)	385
Retained earnings (deficit)	(2,176)	(3,141)

Total Stockholders’ Equity	15,918	15,502

Total Liabilities and Stockholders’ Equity	$313,396	$306,341

The Notes to Consolidated Financial Statements are an integral part of these statements.

MILLENNIUM BANKSHARES CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2003 AND 2002

(Dollars in Thousands, except Share Data)

	2003	2002
Interest Income
Interest and fees on loans	$13,603	$14,664
Interest on investment securities	3,237	1,746
Interest on Federal funds sold	25	60

Total Interest Income	16,865	16,470

Interest Expense
Interest on deposits	6,452	7,728
Interest on Federal funds purchased and repurchase agreements	59	61
Interest on advances from Federal Home Loan Bank	265	171
Interest on trust preferred securities	458	246

Total Interest Expense	7,234	8,206

Net Interest Income	9,631	8,264
Provision for Loan Losses	(687)	(3,253)

Net Interest Income after Provision for Loan Losses	8,944	5,011

Noninterest Income
Gain on sale of loans and loan fees, net	3,593	3,088
Service charges	172	155
Gain on sale of securities, net	452	41
Other income	291	176

Total Noninterest Income	4,508	3,460

Noninterest Expenses
Officers’ and employees’ compensation and benefits	6,172	7,539
Occupancy and equipment expense	2,232	1,896
Marketing, promotion and advertising expenses	92	250
Other operating expenses	3,494	4,005

Total Noninterest Expenses	11,990	13,690

Income (Loss) before Income Taxes	1,462	(5,219)
Provision for Income Taxes Expense (Benefit)	497	(1,773)

Net Income (Loss)	$965	$(3,446)

Earnings (loss) per common share
Basic	$0.27	$(1.00)
Diluted	$0.23	$(1.00)
Weighted average shares outstanding
Basic	3,551,251	3,456,674
Diluted	4,198,661	3,456,674

The Notes to Consolidated Financial Statements are an integral part of these statements.

MILLENNIUM BANKSHARES CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2003 AND 2002

(Dollars in Thousands except Share Data)

	Number of Shares	Par Value	Paid in Capital	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Totals	Other Comprehensive Income
Balance, December 31, 2001	2,247,978	$11,240	$—	$305	$(20)	$11,525	$921

Sale of common stock, net	1,437,500	7,188	772	—	—	7,960	$—
Changes in net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect	—	—	—	—	405	405	405
Repurchase of common stock	(153,700)	(769)	(173)	—	—	(942)	—
Net loss	—	—	—	(3,446)	—	(3,446)	(3,446)

Balance, December 31, 2002	3,531,778	17,659	599	(3,141)	385	15,502	$(3,041)

Options exercised	111,040	555	—	—	—	555	$—
Changes in net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect	—	—	—	—	(1,104)	(1,104)	(1,104)
Net income	—	—	—	965	—	965	965

Balance, December 31, 2003	3,642,818	$18,214	$599	$(2,176)	$(719)	$15,918	$(139)

The Notes to Consolidated Financial Statements are an integral part of these statements.

MILLENNIUM BANKSHARES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2003 AND 2002

(Dollars in Thousands)

	2003	2002
Cash Flows from Operating Activities
Net income (loss)	$965	$(3,446)
Noncash items included in net income (loss)
Depreciation and amortization	1,077	864
Provision for loan losses	687	3,253
Deferred tax expense (benefit)	522	(1,773)
Amortization of investment security premiums and accretion of discounts, net	677	132
Realized gain on sale of investment securities available for sale	(452)	(41)
Loss on disposal of assets	29	24
(Increase) Decrease in Loans held for sale, net	36,294	12,685
Accrued interest receivable	(255)	(196)
Other assets	487	2,399
Increase (Decrease) in
Accrued interest payable	(83)	(109)
Other accrued expenses	(168)	(697)

Net Cash Provided (Used) by Operating Activities	39,780	13,095

Cash Flows from Investing Activities
Decrease (Increase) in Federal funds sold	(6)	9,659
Increase in loans receivable, net	(12,871)	(79,950)
Purchase of investment securities available for sale	(101,565)	(62,115)
Sales of investment securities available for sale	50,141	11,753
Paydown of investment securities available for sale	14,744	8,681
Payments for the purchase of bank premises and equipment	(335)	(1,645)
Proceeds from disposal of property	13	62

Net Cash Used by Investing Activities	(49,879)	(113,555)

Cash Flows from Financing Activities
Proceeds from issuance of common stock	555	7,960
Proceeds used to reacquire common stock	—	(942)
Net increase in deposits	13,604	69,942
Net change in FHLB borrowings	(3,000)	13,000
Proceeds from trust preferred capital securities	—	8,000
Net Increase (Decrease) in Federal funds purchased and repurchase agreements	(3,714)	6,703

Net Cash Provided by Financing Activities	7,445	104,663

Net Increase (Decrease) in Cash and Due from Banks	(2,654)	4,203
Cash and Due from Banks, beginning of year	4,959	756

Cash and Due from Banks, end of year	$2,305	$4,959

Noncash Investing Activities
Unrealized gain (loss) on securities available for sale, net	$(1,104)	$405

Loans transferred from held for sale to held to maturity	$19,378	$—

The Notes to Consolidated Financial Statements are an integral part of these statements.

MILLENNIUM BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Millennium Bankshares Corporation (the Corporation) and its subsidiaries: Millennium Bank, N.A., Millennium Capital Trust I, Inc., Millennium Brokerage Services, Inc., Millennium e-Banking Solutions, L.L.C., and Millennium Insurance Services, Inc. (terminated March 31, 2003). All significant intercompany accounts and transactions have been eliminated. The Corporation was incorporated in 1998 and began operations on April 1, 1999.

Millennium Bank, N.A., (the Bank) is a federally chartered national bank and is subject to regulation by the Office of the Comptroller of the Currency (OCC). The accounts of Millennium Bank, N.A. include its subsidiary, Millennium Capital, Inc. and include other investments whose equity is not material to Millennium Bank, N.A. The principal activities of the Bank are to attract deposits and originate loans. Millennium Capital, Inc., a wholly-owned subsidiary of the Bank, conducts mortgage banking, as permitted by applicable regulations, for nationally chartered banks. The Bank is engaged in the general business of banking, aimed at serving individuals, small and medium sized businesses and the professional communities principally located throughout the Northern Virginia and Richmond, Virginia areas. The Bank conducts full-service banking operations from several branches in these areas and its headquarters is located in Reston, Virginia.

The accounting and reporting policies of the Corporation are in accordance with generally accepted accounting principles and conform to general practices within the banking industry. The more significant of these policies are discussed below.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates that were used. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of deferred tax assets.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

MILLENNIUM BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant Concentrations

Most of the Corporation’s activities are with customers located within the Northern Virginia and Richmond, Virginia areas. Most of the Corporation’s loans are secured by real estate in these areas. Later footnotes discuss the types of securities that the Corporation invests in and the types of lending the Corporation engages in. The Corporation does not have any significant concentrations in any one customer.

The Corporation’s primary source of income is interest income and gains from sale of loans. Maintaining a high level of loan sale gains depends on the ability to continue to make a large amount of loans that could be negatively affected by higher interest rates, economic slowdowns or recessions in their market areas.

Investment Securities

Debt securities are classified as held-to-maturity when the Bank has the positive intent and ability to hold the securities to maturity. Securities held-to-maturity are carried at amortized cost. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

Debt securities not classified as held-to-maturity and equity securities are classified as available-for-sale. Securities available-for-sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains (losses) on securities available-for-sale are included in other income (expense). Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers independent price quotations, projected target prices of investment analysts within the short term and the financial condition of the issuer.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Unrealized losses, if any, are recognized through a valuation allowance by charges to income. Loans later transferred to a long-term investment classification are transferred at the lower of cost or market value on the transfer date. Any difference between the carrying amount of the loan and its outstanding principal balance at the time of transfer is recognized as an adjustment to yield by the interest method.

Loans and Loan Fees

The Corporation grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by commercial and mortgage loans secured by real estate throughout the Northern Virginia and Richmond, Virginia areas. The ability of the Corporation’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in these areas.

MILLENNIUM BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans and Loan Fees (continued)

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest on loans is generally computed using the simple interest method.

Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on non-accrual status.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on non-accrual status or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level, which, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows.

MILLENNIUM BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Loan Losses (continued)

Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Past due status is determined based on contractual terms.

Federal Home Loan Bank Stock

The Bank, as a member of the Federal Home Loan Bank (FHLB) of Atlanta, is required to hold shares of capital stock in the FHLB in an amount equal to at least 1 percent of the aggregate principal amount of its residential mortgage loans or 5 percent of its borrowings from the FHLB, whichever is larger. This investment is recorded at cost. The amount of FHLB stock was $1,991,000 and $1,505,000 at December 31, 2003 and 2002, respectively, and was included in investment securities available-for-sale in the consolidated balance sheets.

Bank Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Leasehold improvements are amortized over the life of the lease using the straight-line method. Furniture and equipment are depreciated over estimated useful lives of three and seven years using the straight-line method. The Bank depreciates furniture and equipment using accelerated methods for income tax reporting.

Expenditures for maintenance, repairs, and improvements which do not materially extend the useful lives of property and equipment are charged to earnings. When property or equipment is sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the respective accounts, and the resulting gain or loss is reflected in current earnings.

Stockholders’ Equity and Dividend Payment Restrictions

The Corporation held it’s first public offering in February 2002. Costs related to the public offering totaled $665,000, resulting in net capital proceeds of $7,960,000.

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Corporation. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances from the Bank to the Corporation are limited to 10 percent of the Bank’s capital stock and surplus on a secured basis.

MILLENNIUM BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stockholders’ Equity and Dividend Payment Restrictions (continued)

At December 31, 2003, the Bank has no retained earnings available for the payment of dividends. No funds are available for loans or advances by the Bank to the Corporation.

In 1999, Millennium Bankshares Corporation issued warrants to original investors who purchased its common stock in a private placement. In the private placement, the Corporation sold 826,640 shares of common stock for $10.00 per share and warrants to purchase an additional 826,640 shares of common stock at $10.00 per share.

In October 2001, the Corporation had a two-for-one split of their common stock, which doubled the number of outstanding shares of common stock. As a result of the stock split, each warrant agreement gives the warrant holder the right to purchase twice as many common shares. At the same time, the purchase price per common share was reduced from $10.00 to $5.00, so that the total cost of exercising the warrant remained unchanged.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

The Bank pays state franchise tax in lieu of state income taxes.

Earnings per Common Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate to outstanding stock options and warrants, and are determined using the treasury stock method.

MILLENNIUM BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Compensation Plans

Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price at the stock grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Corporation’s stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Corporation has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. Pro forma disclosures include the effects of all awards granted on or after inception of the Corporation and are presented in a later footnote.

Statements of Cash Flows

The Corporation considers all cash and amounts due from depository institutions, excluding Federal funds sold and resell agreements, to be cash equivalents for purposes of the statements of cash flows.

Cash paid for interest was $7,317,000 and $8,315,000 and cash paid for income taxes was $-0- and $520,000 in the years ended December 31, 2003 and 2002, respectively.

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Corporation has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Rate Lock Commitments

The Corporation enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates.

MILLENNIUM BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Recent Accounting Pronouncements

On January 1, 2003, the Corporation adopted FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretations, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. The Bank has performance letters of credit. Performance letters of credit require the Bank to make payments if the customer fails to perform certain non-financial contractual obligations. The Bank previously did not record a liability when guaranteeing obligations, unless it became probable that the Bank would have to perform under the guarantee. FIN 45 applies prospectively to any guarantees the Corporation issues or modifies subsequent to December 31, 2002. The Corporation defines the initial fair value of the letters of credit as the fee received from the customer. The fees collected as of December 31, 2003 were not material. The maximum potential undiscounted amounts of future payments of letters of credit under FIN 45 as of December 31, 2003 are approximately $1,814,000, all of which will expire by September 11, 2004. Amounts due under these letters of credit would be reduced by any proceeds that the Bank would be able to obtain in liquidating the collateral for the loans, which varies depending on the customer. The Corporation has not recorded any contingent liabilities related to these letters of credit.

In April 2003, the FASB issued Statement No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. The statement amends and clarified accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement No. 133. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. In 2003, the Corporation adopted SFAS 149. The adoption of these standards did not have a material impact on the Corporation’s financial statements.

In 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN No. 46”), which provides new accounting guidance on when to consolidate a VIE. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investors lack one of three characteristics associated with owning a controlling financial interest. Those characteristics are the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity if they occur, and the right to receive the expected residual returns of the entity if they occur.

MILLENNIUM BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

FIN No. 46 was effective immediately for new entities that were created or acquired after January 31, 2003, and is to be effective on December 31, 2003 for entities in which the Corporation had a variable interest prior to February 1, 2003. At December 31, 2003, the Corporation had no material variable interest entities.

2.	RESTRICTIONS ON CASH AND AMOUNTS DUE FROM BANKS

The Bank is required to maintain a certain amount of cash on hand or with the Federal Reserve Bank. At December 31, 2003 the required reserve balances amounted to $635,000.

3.	INVESTMENT SECURITIES AVAILABLE FOR SALE

The amortized cost and approximate market value of securities available for sale as shown in the balance sheets of the Bank are as follows:

	(Dollars in Thousands)
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
December 31, 2003:
U.S. Government and Agency Securities	$87,741	$142	$(1,232)	$86,651
Equity securities	2,708	—	—	2,708

	$90,449	$142	$(1,232)	$89,359

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
December 31, 2002:
U.S. Government and Agency Securities	$51,742	$715	$(132)	$52,325
Equity securities	2,252	—	—	2,252

	$53,994	$715	$(132)	$54,577

The scheduled maturities of U.S. Government and Agency securities available for sale at December 31, 2003 were as follows:

	(Dollars in Thousands)
	Amortized Cost	Approximate Market Value
After one year through five years	$2,876	$2,860
After five years through ten years	53,857	52,857
After ten years	31,008	30,934

	$87,741	$86,651

MILLENNIUM BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

3.	INVESTMENT SECURITIES AVAILABLE FOR SALE (continued)

Investment securities with a carrying amount of $42,129,000 and $35,382,000 at December 31, 2003 and 2002, respectively, were pledged as collateral on Federal Home Loan Bank and Community Bankers Bank advances and for other purposes as required or permitted by law. At December 31, 2003, the carrying amount of securities pledged to secure repurchase agreements was $3,296,000.

At December 31, 2003 there were no material unrealized losses that have been in a continuous unrealized loss position for 12 months or more.

4.	LOANS RECEIVABLE

Loans receivable include the following at December 31:

	(Dollars in Thousands)
	2003	2002
Loans held for sale	$9,069	$64,741
Loans receivable, net	205,913	174,351

	$214,982	$239,092

Real estate loans
Mortgage	$77,330	$102,289
Commercial	93,819	53,391
Construction	17,318	3,926

Total real estate loans	188,467	159,606
Commercial	15,466	15,446
Consumer	5,055	2,617
Overdrafts	21	13

Subtotal	209,009	177,682

Loans held for sale	9,069	64,741
Provision for loan losses	(3,057)	(3,499)
Deferred loan costs (fees)	(39)	168

Total Loans	$214,982	$239,092

An analysis of the allowance for loan losses is as follows at December 31:

	(Dollars in Thousands)
	2003	2002
Balance beginning of period	$3,499	$1,391
Provision for loan losses	687	3,253
Loans charged to reserve	(1,141)	(1,188)
Recoveries credited to reserve	12	43

Totals	$3,057	$3,499

The Bank had non-accrual loans of $146,000 and $548,000 at December 31, 2003 and 2002, respectively. There were no impaired loans outstanding at December 31, 2003 and 2002, respectively. The Bank had $162,000 of loans past 90 days or more still accruing at December 31, 2003.

There were no mortgage loans pledged as collateral for Federal Home Loan Bank advances at December 31, 2003.

MILLENNIUM BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

5.	PREMISES AND EQUIPMENT

Premises and equipment include the following at December 31:

	(Dollars in Thousands)
	2003	2002
Furniture and equipment	$4,358	$4,137
Leasehold improvements	761	710

Total cost	5,119	4,847
Less accumulated depreciation and amortization	(2,864)	(1,808)

Premises and equipment, net	$2,255	$3,039

Depreciation of premises and equipment charged to expense amounted to $1,077,000 and $864,000 in 2003 and 2002 respectively.

6.	OTHER ASSETS

Included in other assets at December 31, 2003 and 2002 is $409,000 which represents the costs incurred for development of financial software that allows financial institutions to exchange data with other institutions using standard protocol. The Corporation is in the process of completing BETA testing on this product and is marketing the product to several corporations. Management expects they will realize, in sales, an amount equal to at least the costs incurred to develop this product. They also anticipate that the software could be used by Millennium Bank, N.A.

7.	DEPOSITS

Time deposits in denominations of $100,000 or more totaled $67,924,000 in 2003 and $46,912,000 in 2002. Time deposits mature as follows at December 31:

(Dollars in Thousands)
2003
2004	$42,395
2005	25,969
2006	23,585
2007	16,834
2008 and thereafter	8,713

Total	$117,496

MILLENNIUM BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

8.	BORROWINGS

The Corporation had borrowings outstanding as follows:

December 31, 2003:	Interest Rate	Maturity	(Dollars in Thousands) Amount
Federal funds purchased and repurchase agreements
Federal funds purchased	1.33%	Demand	$5,517
Repurchase agreements	0.25%	Demand	112

			$5,629

Federal Home Loan Bank
Advances	6.48%	May 28, 2004	$400
Advances	1.46%	Feb. 13, 2006	5,000
Advances	2.01%	Feb. 13, 2008	5,000

			$10,400

December 31, 2002:	Interest Rate	Maturity	(Dollars in Thousands) Amount
Federal funds purchased and repurchase agreements
Federal funds purchased	1.38%	Demand	$8,936
Repurchase agreements	0.50%	Demand	407

			$9,343

Federal Home Loan Bank
Advances	1.83%	Feb. 10, 2003	$13,000
Advances	6.48%	May 27, 2005	400

			$13,400

MILLENNIUM BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

8.	BORROWINGS (continued)

At December 31, 2003 the Corporation has the following lines of credit:

	(Dollars in Thousands)
	Total Line of Credit	Amount Available
Federal Home Loan Bank
Secured	$31,260	$20,860
Community Bankers Bank
Secured	11,100	11,100
Unsecured	8,700	3,183

	$51,060	$35,143

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Corporation may be required to provide additional collateral based on the fair value of the underlying securities.

9.	TRUST PREFERRED CAPITAL SECURITIES

On June 27, 2002, Millennium Capital Trust I, Inc., a subsidiary of the Corporation, was formed for the purpose of issuing redeemable trust preferred securities and purchasing the Corporation’s junior subordinated debentures, which are its sole assets. The Corporation owns all of the Trust’s outstanding common securities. On July 11, 2002, $8,000,000 of the trust preferred securities were issued in a pooled underwriting totaling approximately $450,000,000. The securities have a LIBOR-indexed floating rate of interest which is set and payable on a quarterly basis. During 2003, the interest rates ranged from 4.76 percent to 5.03 percent. During 2002, the interest rates ranged from 5.00 percent to 5.79 percent. The securities have a maturity date of July, 2032. The Corporation has the option of redeeming the securities beginning July, 2007.

Up to 25 percent of Tier 1 capital may include the above securities for regulatory capital adequacy determination purposes. The portion of the securities not considered as Tier 1 capital will be included in Tier 2 capital. The Corporation and the Trust believe that, taken together, the Corporation’s obligations under the junior subordinated debentures, the Indenture, the Trust declaration and the Guarantee entered into in connection with the issuance of the trust preferred securities constitute a full and unconditional guarantee by the Corporation of the Trust’s obligations with respect to the trust preferred securities. Subject to certain exceptions and limitations, the Corporation may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related trust preferred securities.

MILLENNIUM BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

10.	INCOME TAXES

The provision for income taxes consists of the following:

	(Dollars in Thousands)
	2003	2002
Current (benefit) provision	$(25)	$(470)
Deferred (benefit) provision	522	(1,303)

Total provision for income taxes	$497	$(1,773)

Deferred income taxes reflect temporary differences in the recognition of revenue and expenses for tax reporting and financial statement purposes, principally because certain items, such as the net operating loss carryforward, allowance for loan losses and loan fees, are recognized in different periods for financial reporting and tax return purposes. A valuation allowance has not been established for deferred tax assets. Realization of the deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured management believes it is more likely than not that all of the deferred tax asset will be realized. Deferred tax assets are recorded in other assets.

Net deferred tax assets are comprised of the following at December 31:

	(Dollars in Thousands)
	2003	2002
Deferred Source
Net operating loss carryforward	$522	$836
Start-up costs	8	15
Loan loss reserve	764	956
Unearned loan fees	(13)	(67)
Depreciation	(197)	(134)

Subtotal	1,084	1,606
Unrealized gain or loss included in other comprehensive income	371	(198)

Gross deferred tax assets (liability)	1,455	1,408
Valuation Allowance	—	—

Net deferred tax asset	$1,455	$1,408

The provisions for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory Federal income tax rate to pretax income as a result of the following differences:

	2003	2002
Statutory Federal income tax rate	34%	34%
Change in deferred tax asset valuation allowance	—	—

Effective tax rate	34%	34%

The Corporation has a net operating loss carryforward at December 31, 2003 of $1,277,000 which expires in 2022.

MILLENNIUM BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

11.	REGULATORY MATTERS

The Corporation (on a consolidated basis) and the Bank’s primary supervisory agents are the Federal Reserve and Office of the Comptroller of Currency (OCC). The supervisory agents have mandated certain minimum capital standards for the industry. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) outlines various levels of capital adequacy for the industry.

Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators, that if undertaken, could have a direct material effect on the Corporation and the Bank’s financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation and the Bank’s capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations) and of Tier I capital to adjusted total assets (as defined). Management believes as of December 31, 2003 and 2002, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table.

MILLENNIUM BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

11.	REGULATORY MATTERS (continued)

The Corporation’s actual capital amounts and ratios are as follows:

	(Dollar Amounts in Thousands)
	Actual Amount	Ratio	Minimum Capital Requirement		Minimum To be Well Capitalized
			Amount	Ratio	Amount	Ratio
As of December 31, 2003
Total Risk-based Capital (to risk-weighted assets)
Consolidated	$27,313	12.78%	$17,097	8.00%	$21,371	10.00%
Bank	25,763	12.10	17,065	8.00	21,331	10.00
Tier I Capital (to risk-weighted assets)
Consolidated	20,796	9.73	8,549	4.00	12,823	6.00
Bank	23,097	10.85	12,489	4.00	18,733	6.00
Tier I Capital (to average assets)
Consolidated	20,796	6.65	12,510	4.00	15,638	5.00
Bank	23,097	7.40	12,489	4.00	15,611	5.00
As of December 31, 2002
Total Capital (to risk-weighted assets)	$25,782	13.48%	$15,300	8.00%	$19,125	10.00%
Tier I Capital (to risk-weighted assets)	18,896	9.88	7,650	4.00	11,475	6.00
Tier I Capital (to average assets)	18,896	6.07	12,450	4.00	15,562	5.00

In November 2002, the OCC issued to the Bank and its Directors, a “Memorandum of Understandings (MOU)”. As a result of the OCC’s June 2003 examination findings (most recent examination), the Bank was notified that it still needs to comply with two articles of the MOU. It was also notified that it is considered to be “fundamentally sound”, as defined by regulation 12 C.F.R 5.51 and considered to be well capitalized. The OCC feels there is limited capital support for additional growth and earnings are still considered to be less than satisfactory.

In December 2003, the regulators approved the Bank’s request to waive, during 2004, the limit on quarterly growth imposed by the OCC in the MOU. During 2004, the Bank will not be subject to the 5 percent limitation on growth in a single quarter, and will be permitted annual growth in total assets, as measured at each Call Report date, of up to 15 percent.

12.	OPERATING LEASES

The Bank leases its corporate headquarters and most of its branch facilities under non-cancelable lease agreements. Most of these leases provide for the payment of property taxes and other costs by the Bank and include one or more renewal options ranging up to ten years.

MILLENNIUM BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

12.	OPERATING LEASES (continued)

The following are the future minimum lease payments at December 31, 2003:

Years ending December 31,	(Dollars in Thousands)
2004	$251
2005	256
2006	225
2007	115
2008	75
2009 and thereafter	13

Total	$935

Rent expense amounted to $597,000 and $597,000 for the years ended December 31, 2003 and 2002, respectively.

13.	PROFIT SHARING PLAN

The Corporation maintains a 401(k) profit sharing plan, which has also been adopted by Millennium Bank, N.A., Millennium Capital, Inc., and Millennium Brokerage Services, Inc. The Plan covers substantially all full time employees. The Plan allows the Corporation, and its affiliates, to make contributions to the plan at the discretion of management. The Corporation and affiliates made no contributions to the 401(k) plan for the years ended December 31, 2003 and 2002.

14.	OTHER INCOME AND OTHER OPERATING EXPENSE

Other income consists of the following:

	(Dollars in Thousands)
	2003	2002
Commissions and fees	$132	$60
Other income	159	116

	$291	$176

Other operating expenses consist of the following:

	(Dollars in Thousands)
	2003	2002
Dues and fees	$417	$463
Franchise taxes and miscellaneous taxes	229	85
Insurance expense	240	163
Meetings and seminar expense	170	170
Miscellaneous operating expenses	122	164
Office expenses	487	544
Lawsuit settlements and operating losses	328	177
Outside services	439	817
Professional fees	862	1,170
Recapture and other loan expense	200	104
Organizational expense	—	148

Total Other Operating Expenses	$3,494	$4,005

MILLENNIUM BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

15.	RELATED PARTY TRANSACTIONS

Through the normal course of business, the Corporation receives general legal services from law firms under the control of certain Directors. Legal fees paid to these law firms were $38 and $44 for the years ended December 31, 2003 and 2002, respectively.

In 2002, the Corporation retained the services of an additional law firm for the purposes of collecting fees due from a former joint venture of the Corporation. A director of the Corporation is a partner of the law firm. Fees amounted to $170,000 in 2003 and $426,000 in 2002.

In 2003, the Corporation leased space in Herndon, Virginia from a related party in the amount of $107,000 and space in Reston, Virginia in the amount of $208,000.

The Bank has entered into loan transactions with certain directors, executive officers, and their affiliates. Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. The aggregate amount of loans to such related parties at December 31, 2003 and 2002 was $7,507,000 and $9,382,000, respectively. During 2003, new loans made to such related parties amounted to $1,705,000 and payments amounted to $3,580,000. During 2002, new loans made to such related parties amounted to $3,062,000 and payments amounted to $938,000.

The Bank has also entered into deposit transactions with certain directors, executive officers, and their affiliates. Such transactions were made in the ordinary course of business on substantially the same terms as those offered to other clients. The Bank held related party deposits of approximately $3,728,000 and $4,231,000 at December 31, 2003 and 2002, respectively.

In 2003, one of the executive officers elected to accept stock options for 31,688 shares valued at approximately $78,000 in lieu of cash compensation due for 2003.

16.	COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT

Credit Related Financial Instruments

The Corporation is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve to varying degrees elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Corporation’s exposure to credit loss is represented by the contractual amount of these commitments. The Corporation follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

MILLENNIUM BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

16.	COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT (continued)

(Dollars in Thousands)

Credit Related Financial Instruments (continued)

At December 31, the following financial instruments were outstanding whose contract amounts represent credit risk:

	(Dollars in Thousands)
	2003	2002
Commitments to grant loans, commercial pipeline and unfunded commitments under lines of credit	$37,910	$20,272
Commercial and standby letters of credit	1,814	35

	$39,724	$20,307

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. These loans are considered in the pipeline until closing of the loan.

Unfunded commitments are closed loans where the customer has not drawn the entire amount of the loan and include commercial lines-of-credit, revolving credit lines and overdraft protection agreements. These commitments may expire without being drawn upon or may be partially drawn on. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

Commercial and standby letters-of-credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. These letters-of-credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments if deemed necessary.

Cash

The Corporation maintains a portion of its cash balances with several financial institutions. Accounts at each institution are secured by the Federal Deposit Insurance Corporation up to $100,000. There were no unsecured balances at December 31, 2003 and 2002, respectively.

Legal

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Corporation’s consolidated financial statements.

Recourse on Loans

The Corporation has sold loans during the year with limited recourse that is applicable only for the first 120 days. Management estimates no material expenses due to these provisions.

MILLENNIUM BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

16.	COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT (continued)

Performance Indemnification Agreement

The Bank has entered into a performance indemnification agreement which expires on April 30, 2004, with one of its mortgage investors. The agreement requires the Bank to repurchase any of 23 stated mortgage loans if they become ninety (90) days past due. The maximum amount of the guarantee at December 31, 2003 was $842,000. The Bank has not received notice that any of the loans must be repurchased by the Bank. The Corporation has not recorded any contingent liabilities related to this performance indemnification agreement.

17.	STOCK OPTION PLAN

On August 12, 1999, the Corporation adopted an Incentive Stock Option Plan. The total number of shares granted under the plan cannot exceed 2,000,000 shares. The plan is administered by the Board of Directors of the Corporation and the plan will terminate as of August 11, 2009. The Board has given the Chairman of the Corporation the authority to grant 300,000 shares to key employees at his discretion. Under the plan, the option price of the shares must be granted at not less than fair market value, the options term may not exceed ten years and the options are not transferable.

	2003		2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	797,082	$5.33	767,632	$5.00
Granted	144,688	6.63	150,950	6.83
Exercised	(111,040)	5.00	—	—
Cancelled/Expired	(204,332)	5.24	(121,500)	5.13

Outstanding, end of year	626,398	5.71	797,082	5.33

Options exercisable at end of year	270,613	$5.75	321,846	$5.00

Weighted average fair value of options granted during the year		$1.93		$.57

MILLENNIUM BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

17.	STOCK OPTION PLAN (continued)

Information pertaining to options (in thousands) outstanding at December 31, 2003 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$5.00	401,760	7.3 years	$5.00	180,215	$5.00
$6.20 - $7.93	224,638	9.4 years	$6.99	90,398	$7.25

The vesting period of the remaining options is as follows:

Vested and exercisable	270,613
February 1, 2004	117,743
February 1, 2005	105,083
February 1, 2006	86,149
February 1, 2007	31,410
February 1, 2008	15,400

626,398

The Corporation has one stock-based compensation plan, which is described above. The Corporation accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan have an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Corporation had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	(Dollars in Thousands, except for per Share Data)
	2003	2002
Net (loss) income as reported	$965	$(3,446)
Deduct: Total stock based employees compensation expense determined under fair value based method for all awards, net of related tax effects	(292)	(173)

Pro forma	$673	$(3,619)

Earnings per share:
Basic - as reported	$0.27	$(1.00)

Basic - pro forma	$0.19	$(1.05)

Diluted - as reported	$0.23	$(1.00)

Diluted - pro forma	$0.16	$(1.05)

MILLENNIUM BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

18.	EARNINGS PER SHARE

The following table shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of potential dilutive common stock.

	For the Years Ended December 31,
	2003		2002
	Shares	Per Share Amount	Shares	Per Share Amount
Weighted average shares outstanding, and basic earnings (loss) per share	3,551,251	$0.27	3,456,674	$(1.00)

Effect of dilutive securities
Stock options	143,248		—
Warrants	504,162		—

Weighted average shares adjusted for dilution and diluted earnings (loss) per share	4,198,661	$0.23	3,456,674	$(1.00)

Stock options and Warrants to purchase common stock were outstanding during 2002 but were not included in the computation of EPS because the options’ were antidilutive.

19.	OTHER COMPREHENSIVE INCOME

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	(Dollars in Thousands) Years Ended December 31,
	2003	2002
Unrealized holding gains (losses) on available-for-sale securities	$(1,066)	$614
Reclassification adjustment for losses (gains) realized in income	(607)	—

Net unrealized gains (losses)	(1,673)	614
Tax effect	569	(209)

Net-of-tax amount	(1,104)	405
Net income (loss)	965	(3,446)

Other Comprehensive Income	$(139)	$(3,041)

MILLENNIUM BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

19.	COMPREHENSIVE INCOME (continued)

The components of accumulated other comprehensive income, included stockholders’ equity, are as follows:

	(Dollars in Thousands) Years Ended December 31,
	2003	2002
Net unrealized gain (loss) on available-for-sale securities	$(1,090)	$583
Tax effect
Net-of-tax amount	371	(198)

	$(719)	$385

20.	PARENT COMPANY ACTIVITY

The balance sheets and statements of income for the Corporation only, are as follows at December 31:

BALANCE SHEETS

(Dollars in Thousands)

	2003	2002
Assets:
Interest bearing deposits in banks	$848	$733
Investment in subsidiaries	22,798	22,557
Other assets	370	220

Total Assets	$24,016	$23,510

Liabilities:
Short term line of credit	$—	$—
Trust preferred capital securities	8,000	8,000
Other liabilities	98	8

Total Liabilities	8,098	8,008

Stockholders’ equity:
Common stock	18,214	17,659
Paid-in capital	599	599
Accumulated other comprehensive income (loss)	(719)	385
Retained earnings (deficit)	(2,176)	(3,141)

Total Stockholders’ Equity	15,918	15,502

Total Liabilities and Stockholders’ Equity	$24,016	$23,510

MILLENNIUM BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

20.	PARENT COMPANY ACTIVITY (continued)

STATEMENTS OF INCOME

(Dollars in Thousands)

	2003	2002
Equity in earnings (loss) of Bank	$1,365	$(3,268)
Equity in earnings of Brokerage Services	(5)	24
Equity in earnings of E-Banking	(9)	—
Equity in earnings of Insurance Services	(3)	3
Other income (expenses)	49	16
Interest income, (expense) net	(432)	(221)

Net income (loss)	$965	$(3,446)

STATEMENTS OF CASH FLOWS (Dollars in Thousands)

	2003	2002
Cash Flows from Operating Activities
Net (loss) income	$(383)	$(205)
Equity in undistributed net income (loss) of subsidiaries	1,348	(3,241)

Subtotal	965	(3,446)
Increase in other assets	(150)	(92)
Increase in other liabilities	90	(170)

Net Cash Provided (Used) by Operating Activities	905	(3,708)

Cash Flows from Investing Activities
Increase in investment in subsidiaries	(1,345)	(9,690)

Cash Flows from Financing Activities
Proceeds from short term borrowings	—	(950)
Proceeds from trust preferred securities	—	8,000
Proceeds from issuance of common stock	555	7,960
Proceeds used to reacquire common stock	—	(942)

Net Cash Provided by Financing Activities	555	14,068

Net Increase (Decrease) in Cash and Due from Banks	115	670
Cash and Due from Banks, beginning of year	733	63

Cash and Due from Banks, end of year	$848	$733

Noncash Investing Activities
Unrealized gain (loss) on securities available for sale, net	$(1,104)	$405

MILLENNIUM BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

21.	ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The assumptions used and the estimates disclosed represent management’s best judgment of appropriate valuation methods. These estimates are based on pertinent information available to management as of the respective reporting dates. In certain cases, fair values are not subject to precise quantification or verification and may change as economic and market factors, and management’s evaluation of those factors change.

Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. Therefore, these fair value estimates are not necessarily indicative of the amounts that the Corporation would realize in a market transaction. Because of the wide range of valuation techniques and the numerous estimates which must be made, it may be difficult to make reasonable comparisons of the Corporation’s fair value information to that of other financial institutions. SFAS 107 excludes certain financial instruments from its disclosure requirement. Because of this and the many uncertainties discussed above, the aggregate fair value amount should in no way be construed as representative of the underlying value of the Corporation. The estimated fair values of the Corporation’s financial instruments at December 31, 2003 and 2002 are as follows:

	December 31, 2003		December 31, 2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in Thousands)
Financial assets:
Cash and due from banks	$2,305	$2,305	$4,959	$4,959
Federal funds sold	61	61	55	55
Investment securities available for sale	89,359	89,359	54,577	54,577
Loans held for sale	9,069	9,132	65,252	64,741
Loans receivable, net	205,913	206,570	174,351	169,450
Accrued interest receivable	1,475	1,475	1,220	1,220
Financial liabilities:
Deposits	272,113	273,460	258,509	259,720
Federal funds purchased	5,629	5,629	9,343	9,343
Short term borrowings	400	400	13,000	13,000
Long term borrowings	18,000	18,000	8,400	8,400
Accrued interest payable	540	540	623	623

MILLENNIUM BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

21.	ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The following methods and assumptions were used to estimate the fair value amounts at December 31, 2003 and 2002:

Cash and Cash Equivalents

Carrying amount approximates fair value.

Loans Held for Sale

Fair value is based on selling prices arranged by arms-length contracts with third parties.

Loans Receivable, Net of Allowance

Fair value of loans is estimated using discounted cash flow analyses based on contractual repayment schedules. The discount rates used in these analyses are based on either the interest rates paid on U.S. Treasury securities of comparable maturities adjusted for credit risk and non-interest operating costs or the interest rates currently offered by the Bank for loans with similar terms to borrowers of similar credit quality.

Investment Securities Available-for Sale

Fair value is based on quoted market prices, excluding Federal Home Loan Bank stock. Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Deposit Liabilities

The carrying amount of deposit liabilities payable on demand, consisting of NOW accounts, money market deposits, statement savings and other deposit accounts approximates fair value. Fair value of fixed-rate certificates of deposit is estimated based on discounted cash flow analyses using the remaining maturity of the underlying accounts and interest rates currently offered on certificates of deposit with similar original maturities

Borrowings

The carrying amount of short-term FHLB advances approximates fair value. Fair value of all other borrowings is estimated based on discounted cash flow analyses using the remaining maturity of the borrowings and interest rates currently in effect on borrowings with similar original maturities.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

MILLENNIUM BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

22.	QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	Quarter Ended December 31, 2003	Quarter Ended September 30, 2003	Quarter Ended June 30, 2003	Quarter Ended March 31, 2003
	(Dollars in Thousands, except for Share Data)
Interest income	$4,059	$4,169	$4,343	$4,294
Net interest income	2,354	2,459	2,450	2,368
Provision for loan losses	(87)	(300)	(150)	(150)
Income before income taxes	265	278	306	613
Income taxes	(90)	(95)	(104)	(208)
Net income (loss)	$175	$183	$202	$405
Earnings per share:
Basic	.05	.05	.06	.11
Diluted	.04	.04	.05	.10

	Quarter Ended December 31, 2002	Quarter Ended September 30, 2002	Quarter Ended June 30, 2002	Quarter Ended March 31, 2002
	(Dollars in Thousands, except for Share Data)
Interest income	$4,631	$4,640	$3,797	$3,402
Net interest income	2,419	2,355	1,793	1,697
Provision for loan losses	(1,716)	(655)	(657)	(225)
Loss before income taxes	(2,066)	(1,329)	(783)	(1,041)
Income taxes	(715)	(419)	(346)	(293)
Net income (loss)	$(1,351)	$(910)	$(437)	$(748)
Earning per share
Basic	(.39)	(.25)	(.12)	(.24)
Diluted	(.39)	(.25)	(.12)	(.24)

23.	SUBSEQUENT EVENT

Metropolitan Life Insurance Company

The Corporation signed an agreement with Metropolitan Life Insurance Company to provide insurance and brokerage services to customers of the Bank beginning in 2004. As a part of this process, Millennium Bankshares will change from a bank holding company to a financial holding company, effective February 22, 2004.

Public Offering

The Board of Directors has authorized management to begin the process of a public offering for additional shares of common stock. The net proceeds from this offering will be used for general corporate purposes and to redeem the warrants. As a part of this process, the Corporation will first offer common shares at $5 per share to holders of the Corporation’s warrants that were issued in 1999. Any warrants not exercised will be redeemed by the Corporation.

April 28, 2004

5,126,381 Shares of Common Stock

PROSPECTUS

McKinnon & Company, Inc.

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the company have not changed since the date of this prospectus.